                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-83162
PROSPECTUS
                                3,000,000 SHARES

                                     [LOGO]

                          HELIX TECHNOLOGY CORPORATION

                                  COMMON STOCK
                               -----------------

HELIX TECHNOLOGY CORPORATION IS OFFERING 3,000,000 SHARES OF COMMON STOCK.

                              -------------------

OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "HELX." ON MARCH 13, 2002, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $21.21 PER SHARE.

                              -------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              -------------------

                              PRICE $20.25 A SHARE

                              -------------------

                                                                   UNDERWRITING
                                                  PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                   PUBLIC           COMMISSIONS           HELIX
                                                  --------         -------------       -----------
PER SHARE.....................................  $   20.2500         $   1.1643         $   19.0857
TOTAL.........................................  $60,750,000         $3,492,900         $57,257,100

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HELIX TECHNOLOGY CORPORATION HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 450,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS. MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON MARCH 19, 2002.

                              -------------------

MORGAN STANLEY

         CIBC WORLD MARKETS

                  NEEDHAM & COMPANY, INC.

                           ADAMS, HARKNESS & HILL, INC.

MARCH 13, 2002

                               TABLE OF CONTENTS

                                         PAGE
                                       --------
Prospectus Summary...................       3
Risk Factors.........................       6
Special Note Regarding
  Forward-Looking Statements.........      14
Use of Proceeds......................      15
Price Range of Common Stock..........      15
Dividend Policy......................      15
Capitalization.......................      16
Selected Consolidated Financial
  Data...............................      17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      18

                                         PAGE
                                       --------
Business.............................      23
Management...........................      33
Description of Capital Stock.........      35
Underwriters.........................      37
Legal Matters........................      40
Experts..............................      40
Where You Can Find More Information..      40
Incorporation of Certain Information
  by Reference.......................      41
Index to Consolidated Financial
  Statements.........................     F-1

                              -------------------

    The Helix logo is our trademark. On-Board, GUTS, GOLDLink, TurboPlus, STABIL-ION and CONVECTRON are our registered trademarks. All other registered trademarks and trademarks used in this prospectus are the property of their respective owners.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, "Helix," "we," "our" and "us" refer to Helix Technology Corporation and our consolidated subsidiaries.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

                          HELIX TECHNOLOGY CORPORATION

    We are a world leader in the development, manufacture and application of innovative vacuum technology solutions for the semiconductor, data storage and flat panel display markets. Our vacuum systems, which include highly specialized vacuum pumping and measurement systems, provide enabling technology for several key steps within the semiconductor manufacturing process, including ion implantation, physical vapor deposition, chemical vapor deposition and etching. Semiconductor manufacturers use our systems to remove unwanted gases and impurities and to ensure proper pressure levels throughout the fabrication process, both of which are critical to their manufacturing processes. We are a leading provider of vacuum systems technology to the world's largest semiconductor capital equipment and semiconductor manufacturers, placing us at a critical point in their advanced technology manufacturing process. We have long-standing customer relationships with many semiconductor capital equipment manufacturers, including Applied Materials, Axcelis, Novellus, Varian Semiconductor and Veeco, as well as semiconductor manufacturers such as Agere, Atmel, Fujitsu, Infineon, Intel, Motorola, NEC, Samsung, STMicroelectronics and Texas Instruments. Our products are also used in a broad range of industrial manufacturing applications and advanced research and development laboratories.

    We also provide an extensive range of global support and vacuum system monitoring services that lower our end-users' total costs of ownership. We increase our customers' system uptime through rapid response to potential operating problems. We also develop and deliver enhancements to our customers' installed base of production tools. Our service offerings include our unique GUTS (Guaranteed Up Time Support) customer response system and our innovative GOLDLink (Global On-Line Diagnostics) support system, which provides a remote e-diagnostics solution that allows us to monitor, in real-time, the vacuum system performance of our customers' production tools. Our GOLDLink capability has made us a leading total solution provider in the emerging market for Internet-based, proactive e-diagnostics for the semiconductor and semiconductor capital equipment industries.

    Our objective is to expand upon our leadership position in the market for vacuum pumping and measurement solutions. The key elements of our strategy are to:

    - ENHANCE AND EXPAND OUR PRODUCT OFFERINGS. We focus on anticipating technology changes in order to develop products and services that meet our customers' rapidly changing manufacturing process requirements. We aim to create more integrated systems that take advantage of our vacuum system analysis capabilities and vacuum system control architecture. We are currently focused on developing products that offer broader process control, programmable performance and reduced power consumption.

    - MAINTAIN STRONG CUSTOMER RELATIONSHIPS. We intend to continue to focus our product development, marketing and sales efforts on providing products and services that will attract new OEM and end-user customers and enhance existing long-term relationships. We seek to help our OEM customers design and build more integrated vacuum system solutions, and our Integrated Solutions Group works closely with our customers and our core design team to build solutions that meet the challenges of our customers' businesses.

    - EXTEND OUR INDUSTRY LEADING CUSTOMER SUPPORT CAPABILITIES. We intend to expand our GOLDLink network to include not only additional customers but also greater coverage of production equipment, components and subassemblies at each customer facility. We also intend to continue to improve the technological capabilities of our GOLDLink offering to allow for the integration of more third party components, as well as to develop additional information-based solutions for our customers.

    - FOCUS ON HIGH-GROWTH CUSTOMER SEGMENTS. We believe that the semiconductor, data storage and flat panel display markets will provide significant growth opportunities driven by the expected continued adoption of new manufacturing process technologies and the rapid proliferation of increasingly sophisticated electronics products. We are committed to maintaining our focus on these three core customer segments and to continuing our development efforts to enhance the functionality and capabilities of our products for these markets.

    - INCREASE PENETRATION OF THE ASIA-PACIFIC MARKET. We believe that the Asia-Pacific market represents an important opportunity for us, and we intend to continue our effort to penetrate and capture a significant share of this market by deploying increased marketing, distribution, sales and support resources in this region.

    We were incorporated in Delaware in 1967, and our principal executive offices are located at Mansfield Corporate Center, Nine Hampshire Street, Mansfield, Massachusetts 02048-9171. Our website address is http://www.helixtechnology.com. The contents of our website are not part of this prospectus, and our website address is included in this document as an inactive textual reference only. Our telephone number is (508) 337-5500.

                                  THE OFFERING

Common stock offered by Helix................  3,000,000

Common stock to be outstanding after this
  offering...................................  25,611,204

Use of proceeds..............................  General corporate purposes. See "Use of Proceeds."

Dividend policy..............................  Our current policy is to declare dividends quarterly at a rate of $0.08 per share of common stock, subject
                                               to restrictions described under "Dividend Policy."

Nasdaq National Market symbol................  "HELX"

    We calculated the number of shares of common stock to be outstanding after this offering based on the number of shares outstanding on January 31, 2002. This number excludes an aggregate of 842,250 shares of common stock that we have reserved for issuance under our stock option plans, of which 468,375 were subject to outstanding options as of January 31, 2002 at a weighted average exercise price of $22.47 per share. Unless otherwise specified, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following is a summary of financial data included elsewhere in this prospectus. You should read the following data with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   2001       2000       1999       1998       1997
                                                 --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales......................................  $112,994   $253,085   $139,389   $95,345    $157,076
Cost of sales..................................    75,275    131,950     77,487    57,373      81,325
Operating (loss) income........................   (14,472)    62,583     20,010    (4,761)     33,320
Net (loss) income..............................    (5,940)    45,870     15,864    (1,920)     25,544
Net (loss) income per share:
  Basic........................................  $  (0.26)  $   2.04   $   0.71   $ (0.09)   $   1.15
  Diluted......................................  $  (0.26)  $   2.02   $   0.70   $ (0.09)   $   1.14
Number of shares used in per share
  calculations:
  Basic........................................    22,565     22,498     22,336    22,262      22,151
  Diluted......................................    22,565     22,762     22,623    22,262      22,353
Cash dividends per share.......................  $   0.44   $   0.48   $   0.48   $  0.75    $   0.74

    The as adjusted consolidated balance sheet data below reflects our sale of 3,000,000 shares of common stock in this offering at a public offering price of $20.25 per share, after deducting underwriting discounts and commissions and all estimated offering expenses that are payable by us.

                                                               AS OF DECEMBER 31, 2001
                                                              --------------------------
                                                               ACTUAL        AS ADJUSTED
                                                              ---------      -----------
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments........  $ 17,060        $ 73,817
Working capital.............................................    51,365         108,122
Total assets................................................   113,580         170,337
Long-term debt..............................................        --              --
Total liabilities...........................................    20,613          20,613
Total stockholders' equity..................................    92,967         149,724

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE INVESTING IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS COME TO FRUITION, OUR BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES.

RISKS RELATED TO OUR BUSINESS

    THE SEMICONDUCTOR EQUIPMENT INDUSTRY IS HIGHLY CYCLICAL AND IS CURRENTLY EXPERIENCING A SEVERE, PROLONGED DOWNTURN.

    The semiconductor equipment industry is characterized by up and down business cycles, the timing, length and volatility of which are difficult to predict. Our business depends in large part upon the capital expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. Sudden changes in demand for semiconductors have affected and will continue to affect the timing and amounts of our customers' capital equipment purchases and investments in new technology. The semiconductor industry is currently experiencing a severe and prolonged downturn, creating pressure on our net sales, gross margin, net income and cash flow.

    OVERSUPPLY IN THE SEMICONDUCTOR INDUSTRY MAY REDUCE DEMAND FOR CAPITAL EQUIPMENT, INCLUDING OUR PRODUCTS.

    Inventory buildups in telecommunications equipment, consumer electronics, personal computers and wireless communications devices have dramatically decreased demand for integrated circuits. As a result, the semiconductor industry is currently experiencing a period of oversupply of semiconductors. This oversupply has caused semiconductor manufacturers to reevaluate their capital spending plans, which has resulted in significantly reduced demand for capital equipment, including systems such as ours. A number of our customers have reduced, delayed or canceled their capital expenditures, which has harmed our results of operations. For example, in 2001, our net sales declined by approximately $140 million, or 55%, from the prior year. Our future success will depend in large part on the resurgence of various electronics industries that use semiconductors, and we cannot predict whether or when demand for integrated circuits will improve.

    WE DERIVE A SIGNIFICANT PORTION OF OUR SALES FROM A LIMITED NUMBER OF CUSTOMERS, AND OUR SALES COULD DECLINE SIGNIFICANTLY IF WE LOSE A CUSTOMER OR IF A CUSTOMER CANCELS, REDUCES OR DELAYS AN ORDER.

    Historically, we have derived a significant portion of net sales from a limited number of customers. In 2001, our ten largest customers accounted for approximately 37% of our net sales and a single customer, Applied Materials, accounted for approximately 21% of our net sales. We anticipate that a small number of customers will continue to account for a large portion of our net sales for the foreseeable future. The loss, reduction or delay of any orders from these customers could significantly reduce our sales and harm our reputation in our industry.

    INDUSTRY CONSOLIDATION AND OUTSOURCING OF THE MANUFACTURE OF SEMICONDUCTORS MAY REDUCE THE NUMBER OF OUR POTENTIAL CUSTOMERS.

    The substantial expense of building, upgrading or expanding a semiconductor fabrication facility is increasingly causing semiconductor companies to contract with foundries, which manufacture semiconductors designed by others. As manufacturing shifts to foundries, the number of our potential customers could decrease, which would increase our dependence on our remaining customers. In addition, consolidation within the semiconductor manufacturing industry is increasing. If semiconductor manufacturing is consolidated within a small number of foundries and other large companies, our failure to win any significant contracts to supply equipment to any of those customers could seriously harm our reputation and materially and adversely affect our results of operations. In addition, industry consolidation may cause delays in the purchase of our products and cause a reexamination of strategic and purchasing decisions by our current and potential customers. We could lose valuable relationships with key personnel of a customer due to budget cuts, layoffs or other disruptions caused by industry consolidation.

    IF WE FAIL TO DEVELOP AND SELL NEW OR ENHANCED PRODUCTS AND SERVICES FOR SEMICONDUCTOR MANUFACTURERS, WE WILL NOT BE ABLE TO COMPETE EFFECTIVELY.

    Rapid technological innovation in semiconductor manufacturing processes requires the semiconductor equipment industry to anticipate or respond quickly to evolving customer requirements and could render our current product offerings obsolete. We believe that our continued success will depend significantly on our ability to quickly develop, manufacture and introduce new products and product enhancements that address our customers' needs, including their customer support requirements. The timely development of new or enhanced products is a complex and uncertain process. We may experience design, manufacturing, marketing or other difficulties that could delay or prevent the development, introduction or commercialization of any new or enhanced products. We may not anticipate successfully and accurately technological or market trends, or manage successfully long development cycles. We may be required to collaborate with third parties to develop these products and may not be able to do so on a timely and cost-effective basis, if at all. If we are not successful in marketing and selling these products to customers with whom we have formed long-term relationships, our net sales could be adversely affected. If any of our new or enhanced products has reliability or quality problems, such problems may result in reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and additional service and warranty expense. If we are not able to develop new products or enhancements to existing products on a timely and cost-effective basis, or if the new products or product enhancements that we introduce fail to achieve market acceptance, our ability to grow our business would be harmed and competitors could achieve greater market share.

    IF OUR GOLDLINK SUPPORT INITIATIVE DOES NOT ACHIEVE WIDESPREAD MARKET ACCEPTANCE AMONG OUR CUSTOMERS AND THIRD-PARTY MANUFACTURERS, THEN OUR NET SALES AND OUR ABILITY TO EXPAND OUR CUSTOMER SUPPORT CAPABILITIES COULD BE ADVERSELY AFFECTED.

    In order to expand our customer support capabilities, we intend to expand our Global On-Line Diagnostics, or GOLDLink, e-diagnostics network to include more items of production equipment in a customer's manufacturing facility and a larger number of components and subassemblies on each item of production equipment. We intend the expansion of our GOLDLink system to include production equipment, components and subassemblies that are manufactured by us, as well as by other companies. In connection with the expansion of the GOLDLink network, we also intend to integrate our Guaranteed Up Time Support, or GUTS, reactive customer support system to include third-party products. Any failure of our customer support products to achieve widespread market acceptance among customers or third-party manufacturers could adversely affect net sales of our products, which could harm our business. Net sales of the GOLDLink support initiative were not material in 2001.

    IF WE ARE UNABLE TO CONTINUE TO PROVIDE SATISFACTORY LEVELS OF MAINTENANCE AND WARRANTY SUPPORT TO CUSTOMERS, OUR REPUTATION MAY BE ADVERSELY AFFECTED, WE MAY BE UNABLE TO ATTRACT NEW CUSTOMERS AND WE MAY LOSE EXISTING CUSTOMERS.

    We provide a high level of customer service and product support to help our customers maximize production yields by minimizing downtime due to scheduled and unscheduled maintenance. If our customer service personnel fail to continue to provide prompt and effective product maintenance and warranty support to our customers, or if our diagnostic solutions technology operates at less than the level of performance required to minimize maintenance downtime, then our reputation and the reputation of our products and services could be damaged, which would adversely affect our net sales.

    IF WE FAIL TO COMPETE SUCCESSFULLY IN THE HIGHLY COMPETITIVE SEMICONDUCTOR EQUIPMENT INDUSTRY, OUR SALES AND PROFITABILITY WILL DECLINE.

    We encounter aggressive competition in the market for semiconductor manufacturing equipment. Many of our current and potential competitors have greater resources than we have, including capital, name recognition, technical and marketing resources, customer service and support resources and manufacturing capabilities. We believe that, to remain competitive, we must offer a broad range of products, maintain customer service and support centers worldwide, and invest significant resources in product and process research and development in order to develop new products and enhance our existing products in a timely manner. Competitors with substantially greater resources than we have may be better positioned to compete successfully in the industry.

    We expect our current competitors to continue to improve the design and performance of their existing products and processes and to introduce new products and processes with improved price and performance characteristics. Our product sales may be threatened by new technologies, products or market trends, and we may have to adjust the prices of our products and services to stay competitive. In addition, new competitors may emerge in the markets we serve. Moreover, a relatively small number of firms compete in the vacuum technology market. An acquisition of, or by, one of our competitors in the sector may result in a substantially strengthened competitor with greater financial, engineering, manufacturing, marketing and customer service and support resources than we have. If our current or future competitors enter into strategic relationships with leading semiconductor manufacturers covering products similar to those sold or being developed by us, our ability to sell products to those manufacturers may be adversely affected. We cannot assure you that we will be able to compete successfully with our existing competitors or with new competitors.

    DOWNTURNS IN THE SEMICONDUCTOR INDUSTRY MAKE IT DIFFICULT TO ANTICIPATE OR EXPAND SALES.

    We anticipate that a significant portion of any new orders will depend upon demand from semiconductor manufacturers that build, upgrade or expand fabrication facilities. If, as a result of an industry downturn, these prospective customers postpone or abandon their plans to build, upgrade or expand fabrication facilities, or otherwise reduce or fail to make capital expenditures, demand for our systems may decline. We may be unable to generate significant new orders for our systems, which would adversely affect our sales levels.

    In addition, the high rate of technical innovation in the semiconductor industry requires continual investments in engineering, research and development, marketing and global support services to develop and sell new products and to maintain extensive customer service and support capabilities. These investments create significant fixed costs that limit our ability to reduce expenses during downturns in proportion to declining sales.

    WE DO NOT HAVE LONG-TERM PURCHASE AGREEMENTS WITH OUR CUSTOMERS, AND AS A RESULT, OUR CUSTOMERS COULD STOP PURCHASING OUR PRODUCTS AND SERVICES AT ANY TIME.

    We generally do not obtain firm, long-term volume purchase commitments from our customers, and we generally experience short lead-times for customer orders. In addition, customer orders can be canceled and volume levels can be reduced or delayed. We may be unable to replace canceled, delayed, or reduced orders with new business.

    OUR DEPENDENCE UPON A LIMITED NUMBER OF SUPPLIERS FOR MANY COMPONENTS AND SUBASSEMBLIES COULD RESULT IN INCREASED COSTS OR DELAYS IN THE MANUFACTURE AND SALE OF OUR PRODUCTS.

    We rely to a substantial extent on outside vendors to manufacture many components and subassemblies for our products. We obtain many of these components and subassemblies from either a sole source or a limited group of suppliers. Because of our reliance on outside vendors generally, and on a limited group of suppliers in some cases, we may be unable to obtain an adequate supply of required components on a timely basis, at a price and on other terms acceptable to us, or at all.

    In addition, we often quote prices to our customers and accept customer orders for our products prior to purchasing components and subassemblies from our suppliers. If our suppliers increase the cost of components or subassemblies, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or part of the increased cost of components, which may harm our results of operations.

    The manufacture of some of these components and subassemblies is a complex process and requires long lead times. As a result, we have in the past and may in the future experience delays or shortages. If we are unable to obtain adequate and timely deliveries of required components or subassemblies, we may have to seek alternative sources of supply or manufacture these components internally. This could delay our ability to manufacture or to ship our systems on a timely basis, causing us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.

    CLAIMS BASED ON DEFECTS IN OUR PRODUCTS OR ERRORS IN PERFORMING PRODUCT-RELATED SERVICES COULD RESULT IN COSTLY LITIGATION AGAINST US.

    Our products and services are used in several key steps in the fabrication of semiconductors, which is a complex and expensive process. As a result, any failure of our systems could interrupt our customers' production schedules, which would result in costly unscheduled downtime. We may be subject to significant liability claims or liquidated damages pursuant to contracts with our customers as a result of any malfunction of our systems. Our insurance may not, or may not be sufficient to, cover us against liability claims or may not continue to be available to us. Liability claims could also require us to spend significant time and money in litigation. As a result, any of these claims, whether or not successful, could seriously damage our reputation and harm our business, financial condition and results of operations. In 1998, Raytheon brought an action against us in the Massachusetts Superior Court alleging that between 1992 and 1994 we sold Raytheon defective components used in missile guidance systems manufactured by Raytheon. We have not been in the business of selling these components since 1994. We have denied all claims asserted against us by Raytheon and have succeeded in having certain claims dismissed, although these dismissals are potentially appealable at the conclusion of the trial stage of the case. The action is currently in the discovery and motion phase and no trial date has been set.

    SALES TO FOREIGN MARKETS CONSTITUTED APPROXIMATELY 30% OF OUR NET SALES IN 2001. THEREFORE OUR NET SALES AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN ECONOMIC CONDITIONS IN COUNTRIES OUTSIDE THE UNITED STATES AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

    Sales of our products and services to customers outside the United States, including exports from our U.S. facilities, accounted for approximately 30% of our net sales in 2001. We anticipate that international sales will continue to account for a significant portion of our net sales. We also expect to expand the sales and marketing activities for our products and services to markets outside the United States, particularly the Asia-Pacific market, and to hire additional international personnel. Because of our dependence upon international sales, we are subject to a number of risks, including:

    - unexpected changes in laws or regulations resulting in more burdensome governmental controls, tariffs, restrictions, embargoes or export license requirements;

    - difficulties in obtaining required export licenses;

    - volatility in currency exchange rates;

    - political and economic instability, particularly in the Asia-Pacific market;

    - difficulties in accounts receivable collections;

    - extended payment terms beyond those customarily offered in the United States;

    - difficulties in managing distributors or representatives outside the United States;

    - difficulties in staffing and managing foreign subsidiary operations; and

    - potentially adverse tax consequences.

    Substantially all of our sales to date have been denominated in U.S. dollars. Our products become less price competitive in countries with currencies that are declining in value in comparison to the dollar. This could cause us to lose sales or force us to lower our prices, which would reduce our gross margins. If it becomes necessary for us to make sales denominated in foreign currencies, we will become more exposed to the risk of currency conversion rate fluctuations.

    OUR PROPRIETARY TECHNOLOGY IS IMPORTANT TO THE CONTINUED SUCCESS OF OUR BUSINESS. OUR FAILURE TO PROTECT THIS PROPRIETARY TECHNOLOGY MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION.

    Our ability to compete effectively with other companies depends, in part, on our ability to protect our technology assets by obtaining and enforcing patents. We have a number of patents in the United States and other countries and additional applications are pending for new developments in our equipment and processes. Although we seek to protect our intellectual property rights through patents, we cannot be certain that:

    - we will be able to protect our technology adequately;

    - competitors will not be able to develop similar technology independently;

    - any of our pending patent applications will be issued;

    - claims allowed under any issued patents will be broad enough to protect our technology; or

    - intellectual property laws will protect our intellectual property rights.

    Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. Our competitors may independently develop proprietary information and techniques that are substantially equivalent to ours or otherwise gain access to our trade secrets, such as through unauthorized or inadvertent disclosure of our trade secrets.

    WE MAY BECOME INVOLVED IN LITIGATION RELATING TO OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE AND MAY DIVERT OUR ATTENTION FROM THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

    We believe that the success of our business depends, in part, on obtaining patent protection for our key technology, defending our issued patents and preserving our trade secrets. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. These types of litigation could result in substantial costs and diversion of resources and could harm our business, financial condition and results of operations. Moreover, litigation may not adequately protect our intellectual property rights.

    In addition, we may be sued by third parties that claim our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of claims covered in vacuum technology patents involve complex legal and factual questions. Any litigation or claims against us, whether valid or not, could result in substantial costs, place a significant strain on our financial resources, divert management resources and harm our reputation. Such claims could result in awards of substantial damages, which could have a significant adverse effect on our results of operations. In addition, intellectual property litigation or claims could force us to:

    - cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our net sales;

    - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

    - redesign our products, which would be costly and time-consuming.

    WE MAY NOT BE ABLE TO MAINTAIN AND EXPAND OUR BUSINESS IF WE ARE NOT ABLE TO RETAIN, HIRE AND INTEGRATE ADDITIONAL QUALIFIED PERSONNEL.

    Our success depends in large part upon our ability to attract and retain qualified, experienced employees to operate and expand our business. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Competition for such personnel is intense. The cyclical nature of our business also causes our staffing needs to fluctuate unexpectedly. During periods when our need for employees increases, we often depend on temporary employees. Temporary employees become scarce during up business cycles and often require additional training. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to develop, manufacture and market our products and perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to our customers, or we could fail to meet our delivery commitments or experience deterioration in service levels or decreased customer satisfaction, all of which could adversely affect us and cause the value of our common stock to decline.

    WE MAY SEEK TO EXPAND THROUGH ACQUISITIONS OF COMPLEMENTARY BUSINESSES, AND WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES.

    We may seek to acquire complementary companies in the future. In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired businesses or assets with our existing operations. Managing an acquired business entails numerous operational and financial risks, including difficulties in integrating disparate administrative, accounting and finance, and information systems, difficulties in assimilating acquired operations and new personnel, diversion of management's attention from other business concerns, and potential loss of key employees or customers of any acquired operations. Accordingly, we may be unable to successfully identify, consummate and integrate future acquisitions or operate acquired businesses profitably. Our success will depend, to a significant extent, on the ability of our executive officers and other members of senior management to respond to these challenges effectively. If we are unable to integrate successfully an acquired company, our future growth may suffer, and our results of operations could be harmed.

RISKS RELATED TO OUR FINANCIAL RESULTS

    OUR SALES AND RESULTS OF OPERATIONS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

    Our sales and results of operations have fluctuated significantly from quarter to quarter in the past, and we expect them to continue to vary in the future due to the cyclical nature of the semiconductor equipment industry and a variety of other factors, many of which are beyond our control. Downward fluctuations in our quarterly results have historically resulted in decreases in the price of our common stock. Some of the factors that could affect our quarterly sales and results of operations include:

    - changes or slowdowns in economic conditions in the semiconductor and semiconductor capital equipment industries and other industries in which our customers operate;

    - the timing and volume of orders placed by major customers;

    - customer cancellations of previously placed orders and shipment delays;

    - variations in customers' capital spending budgets or inventory management practices;

    - our ability to develop, manufacture, introduce and support our current product lines as well as new products and product enhancements;

    - announcements, new product introductions and reductions in the prices of products offered by our competitors;

    - our ability to obtain sufficient supplies of sole or limited source components and subassemblies for our products; and

    - our ability to realize forecasted sales for a particular period.

    Our results of operations in one or more future quarters may fall below the expectations of analysts and investors. In those circumstances, the trading price of our common stock would likely decrease.

    WE MAY NEED ADDITIONAL FINANCING IN THE FUTURE, AND WE MAY BE REQUIRED TO ISSUE ADDITIONAL SECURITIES. ANY ADDITIONAL FINANCING MAY RESULT IN RESTRICTIONS ON OUR OPERATIONS OR SUBSTANTIAL DILUTION TO OUR STOCKHOLDERS.

    We may need to raise additional funds in the future, for example, to develop new technologies, support our expansion, respond to competitive pressures, acquire complementary businesses or respond to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to revise our business plan to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or convertible securities, the issuance could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our common stock. The terms of these securities, as well as any borrowings under our credit agreement, could impose restrictions on our operations. As of December 31, 2001, we are not in compliance with one of the covenants in our credit agreement, and therefore cannot access the line of credit. While we are currently in negotiations with the bank to amend the agreement, these negotiations may not be successful.

    WE MAY BE UNABLE TO PAY DIVIDENDS IN THE FUTURE.

    Our stockholders may receive dividends out of legally available funds if, and when, they are declared by our board of directors. Our policy has been to pay dividends out of cash in excess of the needs of the business. Currently, we declare dividends quarterly at a rate of $0.08 per share of common stock. Our credit facility contains restrictions on our ability to pay dividends. We may incur additional indebtedness in the future that may prohibit or further restrict our ability to declare and pay dividends. We may also be restricted from paying dividends in the future due to restrictions imposed by state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management's assessment of future capital needs and other factors considered by our board of directors.

    INCREASING POLITICAL AND SOCIAL TURMOIL, SUCH AS TERRORIST AND MILITARY ACTIONS, INCREASE THE DIFFICULTY FOR US, OUR VENDORS AND OUR CUSTOMERS TO FORECAST ACCURATELY AND PLAN FUTURE BUSINESS ACTIVITIES AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Recent political and social turmoil, including the terrorist attacks of September 11, 2001, can be expected to put further pressure on economic conditions in the United States and worldwide. These political, social and economic conditions make it difficult for us, our suppliers and our customers to forecast accurately and plan future business activities. Our business, financial condition and results of operations may be materially adversely affected by a fluctuation in net sales relative to our forecasted value, as we may not be able to vary our incurred expenses in response to net sales actually realized.

RISKS RELATED TO THIS OFFERING

    THE MARKET PRICE OF OUR COMMON STOCK IS HIGHLY VOLATILE, WHICH COULD LEAD TO LOSSES FOR INDIVIDUAL INVESTORS.

    Stock markets in general, and the market for technology stocks, including our common stock, in particular, have experienced extreme price and volume fluctuations that often have been unrelated, or disproportionate, to the operating performance of those companies. The market for our common stock has been and is likely to continue to be volatile. Many factors could cause the trading price of our common stock to fluctuate substantially, including the following:

    - future announcements concerning our business, technology, acquisitions, strategic partnerships, management, customers or competitors;

    - introduction of new products or changes in product pricing policies by us, our competitors or our customers;

    - changes in earnings estimates by securities analysts or announcements of results of operations that are not aligned with the expectations of analysts and investors;

    - changes in market valuations of similar companies;

    - reduced spending for consumer electronics items;

    - the economic and competitive conditions in the industries in which our customers operate; and

    - general economic conditions and stock market trends.

    In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many technology companies have been subject to this type of litigation. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources, which could significantly harm our business, financial condition and results of operations.

    WE HAVE BROAD DISCRETION IN THE USE OF PROCEEDS OF THIS OFFERING.

    We have not designated the anticipated net proceeds of this offering for specific uses, and our business plan is subject to change based upon changing conditions and opportunities. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our future decisions on how to use the proceeds of this offering. As a result, you and other stockholders may not agree with our use of the proceeds of this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These forward-looking statements appear principally in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements may appear in other sections of this prospectus as well. Generally, the forward-looking statements in this prospectus use words like "anticipate," "believe," could," "estimate," "expect," "future," "intend," "may," "opportunity," "plan," "potential," "project," "will," and similar terms.

    These forward-looking statements include statements about:

    - our strategic plans;

    - the future of our industry;

    - the activities of competitors;

    - anticipated expenses;

    - anticipated sources of future net sales; and

    - our need for additional funds.

    Forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Many factors could cause or contribute to these differences, including the factors discussed in the section of this prospectus entitled "Risk Factors." You should carefully read this entire prospectus, particularly the section entitled "Risk Factors," before you make an investment decision.

    Except as otherwise required by law, we are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of the 3,000,000 shares of common stock offered by us at a public offering price of $20.25 per share will be approximately $56.8 million after deducting the underwriting fees and discounts and all estimated offering expenses that are payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $65.3 million.

    We plan to use the net proceeds from this offering for general corporate purposes, including for working capital and capital expenditures. We cannot estimate precisely the allocation of the proceeds among these uses, and we may use some of the proceeds from this offering for other purposes. While we continuously evaluate potential transactions and transaction prospects, we do not currently have plans, agreements or commitments with respect to any acquisition or investment. Our management will have broad discretion to allocate proceeds from this offering to uses that it believes are appropriate. Pending other uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States or its agencies.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "HELX." The following table sets forth, for the fiscal periods indicated, the range of high and low closing sale prices for our common stock on the Nasdaq National Market and cash dividends declared on the common stock during the periods.

                                                                 COMMON STOCK
                                                                     PRICE          CASH DIVIDENDS
                                                              -------------------      DECLARED
                                                                HIGH       LOW        PER SHARE
                                                              --------   --------   --------------
YEAR ENDED DECEMBER 31, 2000:
  First Quarter.............................................   $80.19     $43.38         $0.12
  Second Quarter............................................    67.50      28.63          0.12
  Third Quarter.............................................    44.00      27.25          0.12
  Fourth Quarter............................................    30.38      19.31          0.12
YEAR ENDED DECEMBER 31, 2001:
  First Quarter.............................................    32.91      21.13          0.12
  Second Quarter............................................    33.44      20.38          0.12
  Third Quarter.............................................    30.55      14.75          0.12
  Fourth Quarter............................................    24.50      14.97          0.08
YEAR ENDING DECEMBER 31, 2002:
  First Quarter (through March 13, 2002)....................    26.00      18.42          0.08

    On March 13, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $21.21.

                                DIVIDEND POLICY

    Our policy has been to pay dividends out of funds in excess of the needs of the business. We paid cash dividends to our stockholders on a quarterly basis at a rate of $0.12 per share from the fourth quarter of 1998 through the third quarter of 2001. In the fourth quarter of 2001, our board of directors reduced the quarterly dividend to $0.08 per share and in the first quarter of 2002 the board of directors declared a dividend of $0.08 per share. We currently intend to pay cash dividends, subject to compliance with state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management's assessment of future capital needs and other factors considered by our board of directors. In addition, covenants in our credit agreement impose restrictions on our ability to declare and pay dividends.

                                 CAPITALIZATION

    The following table sets forth, as of December 31, 2001, our actual capitalization and capitalization as adjusted for the sale of the 3,000,000 shares of common stock offered by us in this offering at a public offering price of $20.25 per share after deducting underwriting discounts and commissions and all estimated offering expenses that are payable by us. The outstanding share information excludes an aggregate of 468,375 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2001 with a weighted average exercise price of $22.47 per share, plus an additional 373,875 shares reserved for issuance in connection with further stock options and other awards under our stock option plans. You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                          AS OF DECEMBER 31, 2001
                                                         --------------------------
                                                          ACTUAL        AS ADJUSTED
                                                         ---------      -----------
                                                           (IN THOUSANDS, EXCEPT
                                                                SHARE DATA)
Long-term debt.........................................   $    --        $     --
Stockholders' equity:
  Preferred stock, $1.00 par value; authorized
    2,000,000 shares; no shares issued and
    outstanding........................................        --              --
  Common stock, $1.00 par value; authorized 60,000,000
    shares; 22,611,204 shares issued and outstanding,
    actual; 25,611,204 shares issued and outstanding,
    as adjusted........................................    22,611          25,611
  Capital in excess of par.............................    13,878          67,635
  Treasury stock, $1.00 par value; 3,840 shares in 2001
    and 2000...........................................      (232)           (232)
  Retained earnings....................................    58,261          58,261
  Accumulated other comprehensive loss.................    (1,551)         (1,551)
                                                          -------        --------
    Total stockholders' equity.........................    92,967         149,724
                                                          -------        --------
      Total capitalization.............................   $92,967        $149,724
                                                          =======        ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

    We have derived the selected financial data presented below as of December 31, 2001, 2000, 1999, 1998 and 1997 from our consolidated financial statements and the related notes which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this prospectus. The unaudited pro forma results for 1998 and 1997 reflect the pro forma income tax effect of our acquisition of Granville-Phillips Company in May 1998, as if it was combined with our results and subject to the effective federal and state statutory rates for those periods.

                                                              YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------
                                                  2001       2000       1999       1998       1997
                                                --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................................   $112,994   $253,085   $139,389   $ 95,345   $157,076
Costs and expenses:
  Cost of sales..............................     75,275    131,950     77,487     57,373     81,325
  Research and development...................     16,069     16,131      9,916     10,106     11,540
  Selling, general and administrative........     35,075     42,421     31,976     26,581     30,891
  Merger, restructuring and special
    charges..................................      1,047         --         --      6,046         --
                                                --------   --------   --------   --------   --------
                                                 127,466    190,502    119,379    100,106    123,756
                                                --------   --------   --------   --------   --------
Operating (loss) income......................    (14,472)    62,583     20,010     (4,761)    33,320
Joint venture income.........................      2,398      4,132      1,415        957      1,744
Interest and other income....................        867      1,241        856      1,234      1,754
Gain on sale of building.....................         --         --      1,397         --         --
                                                --------   --------   --------   --------   --------
(Loss) income before taxes...................    (11,207)    67,956     23,678     (2,570)    36,818
Income tax (benefit) provision...............     (5,267)    22,086      7,814       (650)    11,274
                                                --------   --------   --------   --------   --------
Net (loss) income............................   $ (5,940)  $ 45,870   $ 15,864   $ (1,920)  $ 25,544
                                                ========   ========   ========   ========   ========
Net (loss) income per share:
  Basic......................................   $  (0.26)  $   2.04   $   0.71   $  (0.09)  $   1.15
  Diluted....................................   $  (0.26)  $   2.02   $   0.70   $  (0.09)  $   1.14
Number of shares used in per share
  calculations:
  Basic......................................     22,565     22,498     22,336     22,262     22,151
  Diluted....................................     22,565     22,762     22,623     22,262     22,353
Pro forma results (unaudited):
  (Loss) income before taxes.................                                    $ (2,570)  $ 36,818
  Income tax (benefit) provision.............                                        (824)    12,767
                                                                                 --------   --------
  Pro forma net (loss) income................                                    $ (1,746)  $ 24,051
                                                                                 ========   ========
  Pro forma net (loss) income per share:
    Basic....................................                                    $  (0.08)  $   1.09
    Diluted..................................                                    $  (0.08)  $   1.08
Cash dividends per share.....................   $   0.44   $   0.48   $   0.48   $   0.75   $   0.74

                                                                AS OF DECEMBER 31,
                                               ----------------------------------------------------
                                                 2001       2000       1999       1998       1997
                                               --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term
  investments................................  $ 17,060   $ 32,089   $27,320    $26,995    $38,392
Working capital..............................    51,365     77,787    51,875     45,568     60,777
Total assets.................................   113,580    141,968    93,655     75,652     96,219
Long-term debt...............................        --         --        --         --         --
Total liabilities............................    20,613     33,401    22,032     12,284     16,524
Total stockholders' equity...................    92,967    108,567    71,623     63,368     79,695

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS TOGETHER WITH OUR FINANCIAL STATEMENTS, RELATED NOTES AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING INFORMATION DUE TO COMPETITIVE FACTORS AND OTHER FACTORS DISCUSSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a world leader in the development, manufacture and application of innovative vacuum technology solutions for the semiconductor, data storage and flat panel display markets. Our vacuum systems provide enabling technology for several key steps within the semiconductor manufacturing process, including ion implantation, physical vapor deposition, chemical vapor deposition and etching. Semiconductor manufacturers use our systems to create and maintain a vacuum environment, which is critical to their manufacturing processes. We are a leading provider of vacuum systems technology to the world's largest semiconductor capital equipment and semiconductor manufacturers, placing us at a critical point in their advanced technology manufacturing process. We have long-standing customer relationships with many semiconductor capital equipment manufacturers, including Applied Materials, Axcelis, Matsushita, Novellus, Varian Semiconductor and Veeco, as well as semiconductor manufacturers such as Agere, Atmel, Fujitsu, Infineon, Intel, Motorola, NEC, Samsung, STMicroelectronics and Texas Instruments. Our products are also used in a broad range of industrial manufacturing applications and advanced research and development laboratories.

    We also provide an extensive range of global support and vacuum system monitoring services that lower our end-users' total costs of ownership. We increase our customers' system uptime through rapid response to potential operating problems. We also develop and deliver enhancements to our customers' installed base of production tools. Our service offerings include our unique GUTS (Guaranteed Up Time Support) customer response system and our innovative GOLDLink (Global On-Line Diagnostics) support system, which provides a remote e-diagnostics solution that allows us to monitor, in real-time, the vacuum system performance of our customers' production tools. Our GOLDLink capability has made us a leading total solution provider in the emerging market for Internet-based, proactive e-diagnostics for the semiconductor and semiconductor capital equipment industries.

    The principal market we serve is the global semiconductor capital equipment industry, a highly cyclical business. As a result, we have experienced significant variations in net sales, expenses and results of operations in the periods presented and such variations are likely to continue.

    Net sales from sales of vacuum components and systems is recognized upon shipment provided title and risk of loss have been transferred to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection is reasonably assured. Net sales from global support services is comprised primarily of sales and installation of spare parts, retrofits and upgrades as well as other support services provided through our GUTS customer response system and our GOLDLink support system. Global support services, including GOLDLink, are provided to some of our major customers under the terms of master support agreements, which typically have terms of between one and three years. These services are provided to some of our other customers on an individual or fee-for-service basis. Net sales from global support services is recognized as performed or ratably over the period of the related agreements.

    Cost of sales consist primarily of labor, materials and overhead relating to the manufacturing of our vacuum components and systems, as well as labor and material costs associated with our global support services.

    We own 50% of a joint venture, Ulvac Cryogenics, Inc., or UCI, which manufactures and sells cryogenic vacuum pumps in Japan, principally to ULVAC Corporation. We account for the joint venture using the equity method of accounting, and we also receive royalties from the joint venture under the terms of a license and technology agreement. The royalties we receive from UCI, as well as our equity in the income and losses of UCI, are both included in our financial statements under joint venture income.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2000

    NET SALES. In 2001, a slowdown in the global market for semiconductor capital equipment impacted us after we had experienced a period of significant growth in 1999 and 2000. Our net sales for 2001 were $113.0 million compared with net sales for 2000 of $253.1 million, a decrease of 55.4%.

    COST OF SALES. Cost of sales for 2001 was $75.3 million compared with $132.0 million for 2001, a decrease of 43.0%. The gross margin for 2001 was 33.4% compared with 47.9% for 2000. The reduction in gross margin was primarily attributable to decreased production volume as overhead costs were spread over a smaller sales base.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $16.1 million for both 2001 and 2000, or 14.2% and 6.4% of net sales in 2001 and 2000, respectively. Despite the significant near-term reduction in product demand, we continued in 2001 to focus on developing technologies to support a new generation of products for 300 millimeter capable production tools, to expand our GOLDLink support service capability and to improve our core component product lines.

    SELLING, GENERAL AND ADMINISTRATIVE. Total selling, general and administrative expenses decreased to $35.1 million in 2001 compared with $42.4 million in 2000. Our spending declined due to cost containment measures, including reductions in senior management compensation expenses, initiated during 2001.

    RESTRUCTURING CHARGE. During the third quarter of 2001, we implemented and completed a restructuring program in response to the continued slowdown in the semiconductor capital equipment industry that resulted in the reduction of approximately 110 permanent employees. As a result, we recorded a restructuring charge of approximately $1.0 million primarily related to severance payments and fringe benefit costs.

    JOINT VENTURE INCOME. Royalty and equity income from our joint venture in Japan decreased by $1.7 million to $2.4 million in 2001 from $4.1 million in 2000 due to the decline in the Japanese semiconductor capital equipment market in 2001.

    INTEREST AND OTHER INCOME.  Interest and other income for 2001 was
$0.9 million, compared with $1.2 million for 2000, reflecting lower interest rates and lower average cash, cash equivalent and investment balances in 2001.

    INCOME TAX PROVISION (BENEFIT). We had a pretax loss of $11.2 million in 2001, resulting in a tax benefit of $5.3 million, compared with pretax income of $68.0 million and a tax provision of $22.1 million for 2000. The effective tax rates for 2001 and 2000 were 47.0% and 32.5%, respectively. The tax rates differ from the U.S. statutory rate primarily due to tax credits and undistributed nontaxable equity income from our joint venture. These tax credits and equity income reduced our tax rate on 2000 pretax income and increased our tax rate on 2001 pretax losses.

FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 1999

    NET SALES. Throughout 2000, we continued to benefit from the significant increase in demand for semiconductor capital equipment. Net sales for 2000 were $253.1 million, compared with $139.4 million in 1999, an increase of $113.7 million, or 81.6%.

    COST OF SALES. Cost of sales for 2000 was $132.0 million compared with $77.5 million for 1999, an increase of 70.3%. Total gross margin for 2000 was 47.9%, compared with 44.4% for the prior year. The improvement in gross margin was primarily attributable to increased sales volume, offset by costs relating to a new manufacturing and engineering center in Colorado, a new customer support center in Taiwan and expansion of our Japanese customer support center.

    RESEARCH AND DEVELOPMENT. Research and development expenses for 2000 were $16.1 million, or 6.4% of net sales, compared with $9.9 million, or 7.1% of net sales, for 1999. We increased our spending on projects for 300 millimeter products, GOLDLink global support and ongoing improvements to our core products.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased in 2000 to $42.4 million from $32.0 million in the prior year. The increase in spending was primarily attributable to expenditures for increased sales activities worldwide, our locations in Colorado, Taiwan and Japan mentioned above, and GOLDLink global support.

    JOINT VENTURE INCOME. Royalty and equity income from our joint venture in Japan increased by $2.7 million to $4.1 million in 2000 from $1.4 million in 1999, due to improvements in the Japanese semiconductor capital equipment market in 2000.

    INTEREST AND OTHER INCOME.  Interest and other income for 2000 was
$1.2 million, compared with $0.9 million for 1999, reflecting higher interest rates and higher average cash, cash equivalent and investment balances during 2000.

    INCOME TAX (BENEFIT) PROVISION. We recorded an income tax provision of $22.1 million for 2000, compared with $7.8 million for the previous year. The 2000 and 1999 effective tax rates of 32.5% and 33.0%, respectively, were less than the federal statutory rate of 35% because we benefited from research and development and other tax credits.

QUARTERLY FINANCIAL RESULTS

    The following table presents selected unaudited financial information for the eight quarters in the period ended December 31, 2001. The results for any quarter are not necessarily indicative of future quarterly results and, accordingly, period-to-period comparisons should not be relied upon as an indication of future performance.

                                                                            QUARTER ENDED
                                      -----------------------------------------------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPT. 29,   DEC. 31,   MARCH 30,   JUNE 29,   SEPT. 28,   DEC. 31,
                                        2000        2000       2000        2000       2001        2001       2001        2001
                                      ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..........................    $50,050    $58,525     $69,913    $74,597     $48,641    $26,604     $20,445    $17,304
Cost of sales......................     25,948     30,858      36,495     38,649      28,507     18,495      14,444     13,829
Research and development...........      3,275      3,934       4,182      4,740       4,233      4,209       3,731      3,896
Selling, general and
  administrative...................      9,788     10,457      11,182     10,994       9,905      9,460       7,860      7,850
Restructuring charge...............         --         --          --         --          --         --       1,047         --
Operating income (loss)............     11,039     13,276      18,054     20,214       5,996     (5,560)     (6,637)    (8,271)
Net income (loss)..................      7,958      9,764      13,478     14,670       4,980     (3,235)     (4,082)    (3,603)
Basic net income (loss) per
  share............................       0.36       0.43        0.60       0.65        0.22      (0.14)      (0.18)     (0.16)
Diluted net income (loss) per
  share............................       0.35       0.43        0.59       0.65        0.22      (0.14)      (0.18)     (0.16)

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities was $9.2 million in 2001 compared with $31.9 million in 2000, primarily due to our net loss in 2001, partially offset by a reduction in working capital.

    In 2001, we spent $15.9 million on capital expenditures, principally for our new Japanese service center, implementation of our global information system and enhancements to the GOLDLink support system. In 2000, capital expenditures were $12.4 million, principally due to the consolidation of our Colorado operations into a new 60,000 square foot leased facility, the opening of our GOLDLink global support operations center in Massachusetts, the opening of a sales and service location in Taiwan and the first phase of our global information system. We expect our capital expenditures in 2002 will be significantly lower than 2001.

    Cash dividends paid to our stockholders during 2001 were $9.9 million, compared with $10.8 million for 2000. We paid a quarterly common stock dividend of $0.12 per share in 2000 and for the first three quarters of 2001. In
October 2001, after considering the uncertain business environment in the semiconductor equipment industry, our board of directors reduced the quarterly dividend to $0.08 per share, resulting in aggregate quarterly cash savings of approximately $1.0 million.

    We have an agreement with a bank to sell specific Japanese Yen-"denominated" receivables, subject to recourse provisions. During 2001, approximately
$1.6 million of receivables were sold under these arrangements. As of December 31, 2001 and 2000, approximately $0.5 million and $1.0 million, respectively, of these receivables sold to the bank remained outstanding. We do not believe we are materially at risk for any losses as a result of this agreement.

    We manage our foreign exchange rate risk arising from intercompany foreign currency denominated transactions through the use of foreign currency forward contracts. The gains and losses on these transactions are not material.

    We have a three year revolving credit agreement with Fleet National Bank entered into in July 2000 that permits us to borrow up to $25.0 million, subject to compliance with certain covenants. Loans under the credit agreement bear interest for each calendar quarter at an annual rate equal to, at our option, either the applicable LIBOR rate or the lender's base rate, plus a varying margin. We have no borrowings outstanding under the credit agreement. As of December 31, 2001, we are not in compliance with one of the financial covenants, relating to profitability, and therefore cannot access the line of credit at this time. As a result, we are currently in negotiations with the bank to amend the agreement.

    We believe that our existing funds and anticipated cash flow from operations are adequate to satisfy our working capital and capital expenditure requirements for at least the next 12 months. The net proceeds from this offering will increase our liquidity.

    We are a defendant in an action brought in 1998 in the Massachusetts Superior Court by Raytheon Company which alleges that between 1992 and 1994 we sold Raytheon defective components used in missile guidance systems manufactured by Raytheon. We have not been in the business of selling these components since 1994. We have denied all claims that Raytheon has asserted and succeeded in having certain claims dismissed, although these dismissals are potentially appealable at the conclusion of the trial stage of the case. The action is in the discovery and motion phase and no trial date has been set. We believe that we have meritorious defenses and that, although the ultimate outcome of the matters cannot be predicted with certainty, the disposition of the matters should not have a material effect on our financial position.

    We are also involved in various other legal proceedings in the ordinary course of our business. In our opinion, these proceedings involve amounts that would not have a material effect on our financial position or results of operations if such proceedings were resolved unfavorably.

RECENT ACCOUNTING PRONOUNCEMENTS

    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method.

    In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," which became effective for us on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and reclassification of certain intangibles out of previously reported goodwill. The revised standards include transition rules and requirements for identification, valuation and recognition of a much broader list of intangibles as part of business combinations than prior practice, most of which will continue to be amortized.

    In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively.

    We believe that the adoption of these standards will not have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    FOREIGN CURRENCY EXCHANGE RATE RISK

    A portion of our business is conducted outside the United States through our foreign subsidiaries. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, fluctuations in exchange rates affect the period-to-period comparability of results. To reduce the risks associated with foreign currency rate fluctuations, we have entered into forward exchange contracts on a continuing basis to offset the currency exposures. The gains and losses on these transactions partially offset the unrealized and realized foreign exchange gains and losses of the underlying exposures. These gains and losses were immaterial for the years presented and were included in cost of sales. We plan to continue to use forward exchange contracts to mitigate the impact of exchange rate fluctuations. The notional amount of our outstanding foreign currency contracts at December 31, 2001, was $9.2 million. The potential fair value loss for a hypothetical 10% adverse change in forward currency exchange rates at December 31, 2001, would be $1.0 million. The potential loss was estimated calculating the fair value of the forward exchange contracts at December 31, 2001, and comparing that with the value calculated using the hypothetical forward currency exchange rates.

    CREDIT RISK

    We are exposed to concentration of credit risk in cash and cash equivalents, investments, trade receivables and short-term foreign exchange forward contracts. We place our cash and cash equivalents with our primary bank, a major financial institution, with a high-quality credit rating. Our investments consist of money market funds, municipal government agencies and tax-free bonds or investment-grade securities. We enter into short-term foreign currency exchange contracts with our primary bank.

                                    BUSINESS

    Helix is a world leader in the development, manufacture and application of innovative vacuum technology solutions for the semiconductor, data storage and flat panel display markets. Our vacuum systems provide enabling technology for several key steps within the semiconductor manufacturing process, including ion implantation, physical vapor deposition, chemical vapor deposition and etching. Semiconductor manufacturers use our systems to create and maintain a vacuum environment, which is critical to their manufacturing processes. We are a leading provider of vacuum systems technology to the world's largest semiconductor capital equipment and semiconductor manufacturers, placing us at a critical point in their advanced technology manufacturing process. We have long-standing customer relationships with many semiconductor capital equipment manufacturers, including Applied Materials, Axcelis, Novellus, Varian Semiconductor and Veeco, as well as semiconductor manufacturers such as Agere, Atmel, Fujitsu, Infineon, Intel, Motorola, NEC, Samsung, STMicroelectronics and Texas Instruments. Our products are also used in a broad range of industrial manufacturing applications and advanced research and development laboratories.

    We also provide an extensive range of global support and vacuum system monitoring services that lower our end-users' total costs of ownership. We increase our customers' system uptime through rapid response to potential operating problems. We also develop and deliver enhancements to our customers' installed base of production tools. Our service offerings include our unique GUTS (Guaranteed Up Time Support) customer response system and our innovative GOLDLink (Global On-Line Diagnostics) support system, which provides a remote e-diagnostics solution that allows us to monitor, in real-time, the vacuum system performance of our customers' production tools. Our GOLDLink capability has made us a leading total solution provider in the emerging market for Internet-based, proactive e-diagnostics for the semiconductor and semiconductor capital equipment industries.

INDUSTRY OVERVIEW

    The semiconductor industry in recent years has experienced significant growth in both the volume and complexity of devices manufactured. The growth in the volume of semiconductors produced has been driven by the increased demand for products historically using semiconductors, including telecommunications equipment, consumer electronics, personal computers and wireless communication devices, the incorporation of semiconductors into new product areas ranging from automobiles to children's toys, the growth of the Internet and the proliferation of applications in the data storage and data transfer industry. Furthermore, growing consumer demand for smaller, more sophisticated electronic products, such as mobile phones, laptop computers and wireless networking equipment, has increased the complexity of the semiconductors integrated into these products.

    To meet these demands, semiconductor manufacturers have sought volume and efficiency improvements through increased equipment utilization, higher manufacturing yields, the addition of manufacturing equipment in existing facilities and the construction of new fabrication facilities. To achieve greater economies of production, the semiconductor industry is currently transitioning from building semiconductor wafers that are 200 millimeters in diameter to wafers that are 300 millimeters in diameter with the goal of producing more chips per wafer, thus lowering the cost per chip. This transition to new 300 millimeter equipment is expected to continue over the next five years and represents one of the primary drivers of growth in the semiconductor capital equipment industry in the near term.

    The production of advanced semiconductor chips is an extremely complex and logistically challenging manufacturing activity. To create integrated circuits, or semiconductor chips, a semiconductor manufacturer uses several sequential process steps including ion implantation, chemical vapor deposition and physical vapor deposition, which are referred to as CVD and PVD, and etching. Ion implantation equipment injects charged ions into the wafer to change a material's characteristics. CVD and PVD equipment is used to deposit materials onto the surface of the wafer. Etching equipment removes unwanted materials from the wafer. These steps, which comprise the initial fabrication of the integrated circuit and are referred to in the industry as front-end processes, are repeated many times to create the desired pattern on the silicon wafer. Following these front-end processes, the wafer is cut into individual devices, or chips, which then undergo additional assembly and testing steps.

    Removing unwanted gases and other impurities is an integral aspect of several stages of the semiconductor fabrication process, particularly the deposition, ion implantation and etching stages. In order to achieve optimal production yields, semiconductor manufacturers must also ensure that each process operates at carefully controlled pressure levels. Impurities in the fabrication process or incorrect pressure levels can lower production yields, thereby significantly increasing the cost per usable semiconductor chip produced. To meet their manufacturing objectives, semiconductor manufacturers require high vacuum pumps to remove all potentially contaminating gases from the manufacturing process. In addition, in light of the importance of proper pressure measurement throughout the fabrication process, vacuum measurement systems that are capable of monitoring and maintaining appropriate pressure levels are critical to ensuring high product yields and preventing device defects.

HELIX SOLUTION

    We are a leading manufacturer of highly specialized vacuum pumping and measurement systems that meet the demanding process requirements of manufacturers in the semiconductor, data storage and flat panel display markets. We also provide original equipment manufacturers, or OEMs, and end-users of our systems an extensive range of global support services, from vacuum systems design assistance to vacuum process performance monitoring. We believe our vacuum technology solutions increase productivity in the fabrication facility, thereby increasing the value of an OEM's production tool and increasing the device maker's return on investment. We also believe our leadership position in vacuum pumping and measurement systems stems from five key competitive advantages:

    COMPREHENSIVE, INTEGRATED VACUUM SOLUTIONS. We combine our innovative vacuum pumping and measurement components with our proprietary On-Board diagnostic and control technology to provide comprehensive, high-performance vacuum solutions. Our On-Board technology is based upon a comprehensive control architecture that serves as a foundation for the development of highly integrated product offerings. We provide both the hardware and software elements that integrate process control, diagnostics and communication capabilities for all components within the vacuum system. This integration capability extends to vacuum system components manufactured by other suppliers and allows our products to interoperate with their products. Our integrated solutions directly address our end-users' concerns by increasing system uptime, lowering the total cost of ownership and facilitating the move to remote e-diagnostics of critical enabling processes. We further leverage the information collected by our On-Board technology to provide enhanced customer support services and a range of information-based services.

    BROAD CUSTOMER BASE. We have long-standing customer relationships with both OEMs and end-users of semiconductor capital equipment. Over the last three years, an average of approximately 35% of our net sales have come directly from end-users. We believe our strong relationships with end-users provide us with a competitive advantage over many other suppliers to the semiconductor capital equipment industry. Our work with both OEMs and end-users provides us with unique insights into emerging technologies and applications. We understand our customers' specific needs, and we incorporate our insights into our innovative product offerings. Our balanced mix of OEM and end-user customers and status as a supplier to essentially all of the major front-end OEMs in our segment demonstrates our leading position in the industry.

    SUPERIOR GLOBAL CUSTOMER SERVICE AND SUPPORT. Continuous production tool operation is critical for our customers. We believe providing a high level of service and support gives us a competitive advantage and enhances our ability to build long-term customer relationships. Our GUTS rapid response offering and GOLDLink support technologies are an integral part of our service and support capabilities. Through our

GUTS rapid response offering, we provide our customers anywhere in the world access 24 hours a day to a trained Helix employee who can diagnose a problem and, if necessary, dispatch to a customer a technician or part within one hour. GOLDLink allows us to help our customers monitor the operating performance of their manufacturing facilities and recommend preventative courses of action before problems occur. We have twelve service and support offices around the world, and as of December 31, 2001, 104, or 17%, of our employees were dedicated to our global customer service and support activities.

    WORLD CLASS, RESPONSIVE MANUFACTURING OPERATIONS. We have established a fast cycle-time manufacturing process that provides us with the flexibility to meet the rapidly changing requirements of our customers. We have harnessed our significant manufacturing expertise and our long-standing supplier relationships to build a "just-in-time" manufacturing process that utilizes outsourced subassembly for certain components and allows us to better manage the cyclicality of our business. Our "just-in-time" process allows us to respond to our OEM customers' rapidly changing product needs and help them operate their manufacturing processes at peak efficiency levels.

    TECHNOLOGICAL LEADERSHIP IN COMPLEX VACUUM SOLUTIONS. Since our inception in 1967, we have participated in the vacuum technology industry and have applied this knowledge to the development of sophisticated vacuum systems for advanced technology applications such as the building of integrated circuits. Our team of scientists, product development personnel, manufacturing specialists and hardware and software engineers are all focused on advancements in vacuum technology. Our customers recognize us as experts capable of assisting them in the design and selection of vacuum systems and components for their new product initiatives and fabrication facilities. As of December 31, 2001, we had 215 patents issued and 82 patents pending.

STRATEGY

    Our objective is to expand upon our leadership position in the market for vacuum pumping and measurement solutions. The key elements of our strategy are to:

    ENHANCE AND EXPAND OUR PRODUCT OFFERINGS. We focus on anticipating technology changes and their effect on our customers' manufacturing process requirements to develop products and services that meet those requirements. We also aim to create more integrated systems that take advantage of our vacuum system analysis capabilities and vacuum system control architecture. We are currently focused on developing products that offer broader process control, programmable performance and reduced power consumption. In the semiconductor industry, we plan to extend our offerings for ion implant and PVD equipment to deliver greater functionality and efficiency in a cost-effective platform. In addition, we intend to expand our etch and CVD product offerings and introduce new products for the lithography tool market.

    MAINTAIN STRONG CUSTOMER RELATIONSHIPS. We intend to continue to focus our product development, marketing and sales efforts on providing products and services that will attract new customers and enhance existing long-term relationships. We seek to help our OEM customers design and build more integrated solutions that provide improved performance and increased value for their end customers. Our end-user customers want solutions that help them minimize factory downtime and thereby maximize factory efficiency. Our Integrated Solutions Group, a specialized team of over 50 engineering and product development personnel, works directly with our customers and our core design team to build new products that maximize the added value obtained with our solutions. As we continue to provide more value to our end-user customers through our integrated solutions, we believe that they will be more likely to recommend to their OEM suppliers, namely our OEM customers, that they use Helix products in their equipment. We intend to continue to work closely with our customers to provide solutions that meet the challenges of their businesses.

    EXTEND OUR INDUSTRY LEADING CUSTOMER SUPPORT CAPABILITIES. We provide industry leading customer support through our combination of the GUTS rapid response system and our GOLDLink support initiative. Along with our On-Board technology, the GUTS rapid response system and GOLDLink support provide substantial benefits to our customers by helping them minimize both scheduled and unscheduled factory downtime and thus maximize wafer production yields. We believe our GOLDLink service is the most widely deployed e-diagnostics solution in the semiconductor manufacturing industry. We intend to expand our GOLDLink network to include additional customers, a larger percentage of each customer's manufacturing facilities, more pieces of production equipment within each facility and a greater number of components and subassemblies on each piece of production equipment, including new Helix vacuum components. We intend to continue to improve the technological capabilities of our GOLDLink offering to allow for the integration of more components from third party suppliers and greater ease of use. We also intend to leverage our GOLDLink initiative to develop additional information-based solutions for our customers, such as providing our customers with an improved ability to anticipate potential production issues and take preventative action before those issues become critical.

    FOCUS ON HIGH-GROWTH CUSTOMER SEGMENTS. Our vacuum systems business is focused on addressing the needs of the semiconductor, data storage and flat panel display markets. We believe these markets will provide significant growth opportunities driven by the expected continued adoption of new manufacturing process technologies and the rapid proliferation of increasingly sophisticated electronics products. For example, in the semiconductor industry, the transition to new 300 millimeter manufacturing equipment is expected to continue to drive additional semiconductor capital equipment purchases. We have specifically designed our vacuum systems for the technological needs of these three core customer segments. We are committed to maintaining our focus on these industries and to continuing our development efforts to enhance the functionality and capabilities of our products.

    INCREASE PENETRATION OF THE ASIA-PACIFIC MARKET. We believe that the Asia-Pacific market represents an important opportunity for us, and we intend to continue our effort to penetrate and capture a significant share of this market by deploying increased marketing, distribution, sales and support resources in this region. We have an established presence in Japan, Singapore, Korea and Taiwan, and recently strengthened our capabilities in this region with the opening of new support facilities in Japan and Taiwan. We have strong customer relationships established with leading OEMs in Asia and semiconductor manufacturers such as ULVAC, Samsung and Taiwan Semiconductor. We intend to leverage this position to expand into China, initially through the use of contracted sales and service professionals. We believe that entry into the Chinese market affords us attractive long-term growth opportunities.

PRODUCTS AND SERVICES

    VACUUM PUMPING COMPONENTS AND SYSTEMS

    Our CTI-Cryogenics cryopumps and systems create an impurity-free vacuum environment for both the PVD and ion implantation markets. Our pumps offer customers rapid, customizable pump speeds, quick system pumpdown and impurity-free vacuum pumping processes without the use of fluids, lubricants or moving parts, ensuring high product yields and process throughput. Our On-Board system enables central monitoring and control, either in-fab or at remote sites, of every significant function of both individual pumps and entire vacuum networks. We currently supply essentially all major front-end semiconductor capital equipment OEMs and semiconductor manufacturers.

    We also provide waterpumps and turbopumps, under the TurboPlus line of products, to support the CVD and etch processes. Our waterpumps are high-performance vacuum pumps that optimize the performance of CVD and etch systems by increasing water vapor pumping speed by a factor of five or more, improving system throughput and providing better process results. TurboPlus Vacuum Pumps offer the process advantages of throughput pumping from the turbopump and the uptime benefits of high-speed water vapor pumping, integrated into a compact package with a single, easy-to-use interface.

    Over the last three years, net sales of our CTI-Cryogenics products and related support services have represented the majority of our consolidated net sales. In 2001, the average selling price for our vacuum pumping systems was approximately $20,000.

    VACUUM MEASUREMENT COMPONENTS AND SYSTEMS

    Our Granville-Phillips STABIL-ION and CONVECTRON vacuum measurement components and systems are used in the PVD, ion implantation, CVD and etch processes. Our vacuum gauging products are also integrated into analytical instruments, primarily mass spectrometers. STABIL-ION and CONVECTRON systems are individually calibrated at numerous pressure values resulting in a stable and accurate gauge that does not change calibration with time of use. This stable calibration is essential to starting the production process at the same true pressure on every production run. It also provides improved gauge-to-gauge reproducibility, which is essential for process replication.

    Companies depend on our measurement systems to provide repeatable readings, ensuring that processes start at the desired pressure. Non-repeatable gauges can shift over time, causing two different effects:

    - If the gauge reads lower than the actual pressure, a process can be started when the pressure is too high, possibly causing product defects.

    - If the gauge reads higher than the actual pressure, the system will pump down to a pressure lower than necessary for a process. This is equivalent to system downtime.

    Over the last three years, net sales of our Granville-Phillips products and related services have represented between 16% and 19% of our net sales. The average selling price for our vacuum measurement systems is approximately $500.

    GLOBAL SUPPORT SERVICES

    To our customers, even a few minutes of production downtime is unacceptable. Given the magnitude of the investment in plant and equipment and the value of the work-in-process, which is expected to increase with the move to 300 millimeter production equipment, tool availability is a priority for our customers.

    We introduced our GUTS rapid response system in 1986. Our GUTS rapid response system is broadly recognized for delivering superior responsiveness to problems whenever and wherever they may occur. Every call to our customer service center is answered by a capable, empowered Helix employee who has the resources to diagnose a customer problem and initiate corrective action, including dispatching to the customer a technician or part in less than one hour.

    While our GUTS response system continues to be a leader in reactive customer support, the industry is moving to Internet-based proactive remote e-diagnostics to further enhance production efficiency and throughput and leverage industry-wide core competencies. We are well positioned to provide e-diagnostics using our On-Board Information Network and our GOLDLink capability. Coupled with our On-Board technology, the GOLDLink network provides us with the ability to access performance data of key vacuum system components, including third-party products, right at the production tool. GOLDLink consists of three key components: hardware and software located on tools in the manufacturing facility, our customer support center and the networks connecting the tools and our support operations. Using our GOLDLink capability, we:

    - transmit tool performance data via the Internet directly from the fabrication facility to our GOLDLink customer support center in Massachusetts;

    - monitor and analyze the tool performance data, comparing the actual performance parameters with the optimum "expected" performance parameters (developed by our vacuum experts in conjunction with our customers and third-party suppliers); and

    - provide our customers with solutions to any vacuum system problems.

    Some of our GOLDLink customers have chosen to also monitor the performance data themselves. Our GOLDLink capability allows our customers to redirect their employees to focus on their core competencies by leveraging our vacuum technology and control core competencies. Our ability to detect performance anomalies before they cause a system failure minimizes our customers' risk of significant tool downtime and can result in increased plant productivity. We have over 25 customer sites currently connected to the GOLDLink network, including customers in the United States, Europe, Japan and Korea. The GOLDLink support network has already logged over 350,000 connected hours of customer data.

    In each of the past three years, we received approximately 30% to 40% of our net sales from our global support services, including GOLDLink and, through the GUTS rapid response system, the delivery and installation of spare parts, retrofits and upgrades.

CUSTOMERS

    We market and sell our products and services primarily to large, original equipment and end-user manufacturers of semiconductor, data storage, flat panel display and other industrial applications. Net sales to OEMs represented 53%, 72% and 63% of our net sales for 2001, 2000 and 1999, respectively.

    SEMICONDUCTOR CUSTOMERS

    We sell our products and services primarily to semiconductor capital equipment manufacturers and end-users for incorporation into equipment used to make integrated circuits. Our products are currently used in a variety of applications including CVD, PVD, ion implantation and etch. We are also building products for use in the lithography process of semiconductor manufacturing. Precise vacuum pressure levels are critical in enabling the production of integrated circuits. We anticipate that the semiconductor capital equipment industry will continue to be a substantial part of our business for the foreseeable future.

    DATA STORAGE CUSTOMERS

    We sell products and services to data storage equipment manufacturers and to data storage device manufacturers for use in producing a variety of products including CDs; computer hard disks, including both media and thin-film heads; CD-ROMs; and DVDs. These products use a PVD process to produce optical and magnetic thin-film layers, as well as a protective wear layer.

    FLAT PANEL DISPLAY CUSTOMERS

    We sell our products and services to equipment manufacturers and manufacturers of flat panel displays, which have fabrication processes similar to those employed in manufacturing integrated circuits. Flat panel technology produces bright, sharp, large, color-rich images on flat screens for products ranging from hand-held computer games to laptop and desktop computer monitors to large-screen televisions.

    OTHER CUSTOMERS

    We sell our products and services to OEMs and producers of end products in a variety of industrial markets. Our products are used in a variety of analytical instruments, industrial and scientific research products. Thin-film optical coatings are used in the manufacture of many industrial products including architectural glass, eyeglasses, lenses and front surface mirrors. Thin films of diamond-like coatings and other materials are currently applied to products to strengthen and harden surfaces on such diverse products as tools, razor blades, automotive parts and hip joint replacements.

    The table below represents some of our customers in each of our primary target markets:

SEMICONDUCTORS            SEMICONDUCTOR EQUIPMENT   DATA STORAGE
------------------------  ------------------------  ------------------------
Agere                     Applied Materials         Unaxis
Atmel                     Axcelis                   Veeco
Fujitsu                   Novellus
Infineon                  Varian Semiconductor      FLAT PANEL DISPLAYS
Intel                     Veeco                     AKT
Motorola                                            Philips
NEC
Samsung                                             ANALYTICAL INSTRUMENTS
STMicroelectronics                                  Agilent
Texas Instruments                                   Riber

    Our one reportable segment is cryogenic and vacuum equipment. Our largest customer is Applied Materials, the world's largest manufacturer of semiconductor capital equipment, representing 21%, 40% and 29%, of our net sales for 2001, 2000 and 1999, respectively. Our 10 largest customers accounted for 37%, 60% and 50%, of our net sales for 2001, 2000 and 1999, respectively.

SALES AND MARKETING

    We sell our products and services, primarily through direct sales personnel, to customers in the United States, Europe and the Pacific Rim. Our sales and service personnel are located at our headquarters in Mansfield, Massachusetts and in regional offices in Longmont, Colorado; Santa Clara, California; Austin, Texas; Tempe, Arizona; Amsterdam, the Netherlands; Darmstadt, Germany; Orsay, France; Livingston, Scotland; Tokyo, Japan and Hsinchu, Taiwan. We also have distributors and representatives in other major markets.

    We market our products worldwide to companies in our target customer segments. We use several marketing programs focused on our targeted markets to support the sale and distribution of our products. We use exhibitions at a limited number of prominent trade shows and conferences and presentations at technology seminars to promote awareness of us and our products. We also utilize promotional product literature and advertise and publish technical articles in select trade and technical journals.

MANUFACTURING

    We manufacture our pump and compressor components at one of our facilities in Mansfield, Massachusetts and our measurement gauge components at our Longmont, Colorado facility. Our use of a lean manufacturing organization, including fast cycle times, embedded quality control and supply chain management, positions us to meet or exceed our customers' demands.

    Our manufacturing activities consist of the assembly and testing of components and subassemblies, which are then integrated into our final products. Once final testing of all subassemblies is completed, the final product is subjected to a series of reliability enhancing operations prior to shipment to customers. We purchase a wide range of electronic, mechanical and electrical components, some of which are designed to our specifications. We outsource some of our subassembly work. We consider our ability to meet our customers' significantly fluctuating product demands at consistently short lead times using demand flow and lean manufacturing techniques to be a distinct competitive advantage.

    Our business is, generally, not dependent on the availability of raw materials or components from any single source. Certain components, however, may be available from only one or two qualified sources. Our policy is to develop alternative sources for components and, where possible, to avoid using scarce raw materials in our products.

RESEARCH AND DEVELOPMENT

    Our industry continues to experience rapid technological change, requiring us to frequently introduce new products and enhancements. We believe that our success will depend upon our ability to identify and provide total systems solutions for our customers' problems. We seek to develop new products and enhancements to our existing products that meet changing customer requirements in our current and new markets. We have in the past made, and expect to continue to make, substantial investments in product and technological development. We believe our experience and relationships will remain important factors to enable us to develop products to meet our customers' needs to penetrate our target markets. Through our direct sales process, we monitor changing customer needs, changes in the marketplace and emerging industry standards, and are therefore better able to focus our research and development efforts to address these evolving industry requirements.

    We expended $16.1 million in 2001 and 2000 and $9.9 million in 1999 on research and development efforts. We have continued our commitment to invest in new product development to maintain our technological and market leadership, including new products for commercial applications, projects for 300 millimeter products, and enhancements of our core products and GOLDLink support. We perform our research and product development activities at our headquarters facility in Mansfield, Massachusetts and at our Longmont, Colorado facility.

JOINT VENTURE WITH ULVAC

    We participate in a joint venture, Ulvac Cryogenics, Inc., or UCI, with ULVAC Corporation of Chigasaki, Japan. Formed in 1981, UCI manufactures and sells cryogenic vacuum pumps, principally to ULVAC, one of the largest semiconductor OEMs in Japan. Each company owns 50% of UCI and we made an initial cash investment of approximately $100,000, with no subsequent cash investments. The joint venture arrangement includes a license and technology agreement from us and a management and consultation agreement from ULVAC.

COMPETITION

    The markets for our products and services are highly competitive and are characterized by ongoing technological development and changing customer requirements. We believe that market-driven pressures on our customers to increase productivity and reduce costs are prevalent throughout the markets for our products. In markets in which we have an established presence, we compete primarily on the basis of product performance, applications expertise and historical customer relationships and support. In new markets for our products, we compete primarily on the basis of product performance, price and range of features. Other significant competitive factors in our markets include product reliability, on-time delivery, technology and the ability to adaptively provide solutions for our customers' evolving needs.

    We have foreign and domestic competitors for each of our product lines. Some of these competitors are subsidiaries or divisions of larger corporations and have greater resources than we have. If these competitors bring technologically superior products to market in the future, they could overcome our competitive advantages. Our ability to continue to compete successfully depends on our ability to make timely introductions of system enhancements and new products and services, particularly relating to the new 300 millimeter technology, while continuing to provide excellent pre- and post-sales support on existing products and services. We believe we will be required to maintain a high level of investment in research and development and sales and marketing in order to remain competitive.

    We are among a relatively small number of companies in the vacuum technology market. If one of our competitors acquires, or is acquired by, another company in this sector, it could result in a stronger competitor with greater resources than we have. Alternatively, if one of our customers were to acquire a vacuum technology company so that it could supply its own requirements, our net sales would decrease.

EMPLOYEES

    As of December 31, 2001, we had 597 permanent and 26 temporary employees worldwide, of which 520 were employed in North America, 62 in Asia and 41 in Europe. As of December 31, 2001, none of our employees based in the United States were represented by a union, and we have never experienced a work stoppage, slowdown or strike. We consider our relationship with our employees to be good.

ENVIRONMENTAL AFFAIRS

    We are subject to environmental laws and regulations in the countries in which we operate that regulate, among other things: air emissions; water discharges; and the generation, use, storage, transportation, handling and disposal of solid and hazardous wastes produced by our manufacturing, research and development and sales activities. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of environmental liabilities, claims, penalties and orders. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations and that there are no pending environmental matters that would have a material impact on our business.

INTELLECTUAL PROPERTY

    We rely on patent, copyright, trademark and trade secret protection, as well as contractual restrictions, in the United States and in other countries to protect our proprietary rights in our products and our business. As of December 31, 2001, we had 99 patents in the United States and 116 patents in other countries, as well as 82 patent applications (18 in the United States and 64 in other countries) on file with various patent agencies worldwide. These patents expire at various years through 2020. No patents that we consider significant expire during the next five years.

    We have a number of trademarks that we consider important to our business. These trademarks are protected by registration in the United States and other countries in which we market our products.

BACKLOG

    We had approximately $7.0 million backlog of orders that we believed to be firm at December 31, 2001, compared with $26.6 million at December 31, 2000. We expect to recognize revenue from essentially all of the December 31, 2001 backlog during 2002.

PROPERTIES

    Our corporate headquarters, which is also our primary administrative, selling, marketing, customer service, support and product development facility, is a 218,000 square foot leased facility in Mansfield, Massachusetts. The facility is under two different leases that expire in 2004 and 2006. We lease nine additional facilities with a collective total of 127,300 square feet in Arizona, California, Colorado, Texas, France, Germany, Japan, Scotland and Taiwan, all under leases with expiration dates ranging from 2002 to 2020. We maintain engineering and manufacturing operations in the Mansfield and Colorado locations, sales offices in all of our locations, and customer support centers in all of our locations except Colorado. We believe we have adequate facilities to meet our currently anticipated requirements and that suitable additional or substitute facilities will be available if required.

LEGAL PROCEEDINGS

    We are a defendant in an action brought in 1998 in the Massachusetts Superior Court by Raytheon Company which alleges that between 1992 and 1994 we sold Raytheon defective components used in missile guidance systems manufactured by Raytheon. We have not been in the business of selling these components since 1994. We have denied all claims that Raytheon has asserted and succeeded in having certain claims dismissed, although these dismissals are potentially appealable at the conclusion of the trial stage of the case. The action is in the discovery and motion phase and no trial date has been set. We believe that we have meritorious defenses and that, although the ultimate outcome of the matters cannot be predicted with certainty, the disposition of the matters should not have a material effect on our financial position.

    We are also involved in various other legal proceedings in the ordinary course of our business. In our opinion, these proceedings involve amounts that would not have a material effect on our financial position or results of operations if such proceedings were resolved unfavorably.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    Our executive officers, directors and key employees and their respective ages and positions are as follows:

NAME                                     AGE                      POSITION
----                                   --------   ----------------------------------------
Marvin G. Schorr.....................     77      Chairman of the Board of Directors

Robert J. Lepofsky...................     57      President, Chief Executive Officer and
                                                  Director

Robert E. Anastasi...................     55      Executive Vice President

Jay Zager............................     52      Senior Vice President and Chief
                                                  Financial Officer

Mark Jalbert.........................     49      Senior Vice President

Arthur R. Buckland...................     53      Director

Matthew O. Diggs, Jr.(1).............     69      Director

Frank Gabron.........................     71      Director

Robert H. Hayes......................     65      Director

Mark S. Wrighton.....................     52      Director

---------

  (1) Mr. Diggs has chosen for personal reasons not to stand for reelection at the 2002 annual meeting. This reduces the number of directors to be elected at the 2002 annual meeting to six.

    DR. SCHORR has served as our Chairman of the Board since August 1996. He served as President and Chief Executive Officer of Tech/Ops, Inc., from 1962 to 1987 and Chairman of the Board of that company from 1981 to 1987. In 1987 Tech/Ops was reorganized into three companies: Landauer, Inc., Tech/Ops
Sevcon, Inc., and Tech/Ops Corporation, of which the former two are publicly-owned manufacturers of technology-based products and services, and the latter was a privately owned consulting business that was dissolved in 1999. Dr. Schorr has been Chairman of the Board of Directors of Tech/Ops Sevcon, Inc. since 1987, and was Chairman of the Board of Directors of Landauer, Inc., and Tech/Ops Corporation, Inc., from 1987 to 1999.

    MR. LEPOFSKY has served as our President since February 1987, and as our Chief Executive Officer since January 1989. Prior to that, he served as our Chief Operating Officer from December 1982 to December 1988, and was a Senior Vice President from December 1982 to February 1987. Prior to December 1982, Mr. Lepofsky served as a Vice President for two years.

    MR. ANASTASI has served as an Executive Vice President since February 2001. Prior to that he served as a Senior Vice President from July 1997 until February 2001 and as a Vice President from June 1991 to July 1997.

    MR. ZAGER joined us as our Senior Vice President and Chief Financial Officer in January 2002. Prior to that, Mr. Zager served as Executive Vice President and Chief Financial Officer of Inrange Technologies Corporation from May 2000 to October 2001. He served as a vice president in the Enterprise Solutions Group of Compaq Computer Corporation from 1998 through 1999. From 1985 through 1998,
Mr. Zager held several senior management positions with Digital Equipment Corporation, including Vice President and Chief Financial Officer, Worldwide Engineering and Research; Vice President, Business Development; and Group Controller of the U.S. Sales and Service division.

    MR. JALBERT has served as our Senior Vice President, Global Customer Operations since September 2001. Prior to that, he served as Vice President of Sales from July 1997 to September 2001, and was Director of Sales from September 1991 to July 1997.

    MR. BUCKLAND has served as one of our Directors since October 1996.
Mr. Buckland has served as President and Chief Executive Officer of Engim, Inc., a privately owned semiconductor company since February 2001. He served as President, Chief Executive Officer, and Chairman of CP Clare Corporation from July 1993 until January 2001. Prior to that, he served as President of FourPi Systems, a privately held company, from 1992 to 1993. From 1990 to 1991, he served as President of Lex Electronics in the United Kingdom. Prior to 1990, he held executive management positions at Schlumberger Ltd., Teradyne, Fairchild, and Texas Instruments Incorporated.

    MR. DIGGS has served as one of our Directors since July 1997. He has served as a General Partner of McClintock Industries, formerly The Diggs Group, a private investment firm, since 1990. Prior to 1990, he served as Vice Chairman of Copeland Corporation from 1987 to 1990 and as President and Chief Executive Officer from 1975 to 1987. He currently serves as a director of Ripplewood Holdings, Wright State University, and Price Brothers Company.

    MR. GABRON has served as one of our Directors since November 1980 and was our Chairman of the Board from January 1981 through his retirement in July 1996. He served as our President from November 1980 to February 1987 and our Chief Executive Officer from November 1980 until December 1988.

    DR. HAYES has served as one of our Directors since October 1998. Dr. Hayes is the Philip Caldwell Professor, Emeritus at Harvard Business School, where he specializes in operations and technology management. Prior to his appointment to the Harvard faculty in 1966, Dr. Hayes worked for IBM and McKinsey & Company. He is a director of the American Productivity & Quality Center and Applera Corporation.

    DR. WRIGHTON has served as one of our Directors since December 1990.
Dr. Wrighton has been Chancellor of Washington University in St. Louis since July 1995. He was Provost of Massachusetts Institute of Technology from 1990 until 1995, and held the Ciba-Geigy Chair in Chemistry at MIT. He joined the faculty at MIT in 1972 as Assistant Professor of Chemistry, was appointed Associate Professor in 1976 and Professor in 1977. From 1981 until 1989 he held the Frederick G. Keyes Chair in Chemistry and was Head of the Department of Chemistry from 1987 until 1990. Dr. Wrighton also serves as a director of Ionics, Inc., OIS Optical Imaging Systems, Inc., Cabot Corporation, and A.G. Edwards, Inc.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock as of January 31, 2002 consisted of 60,000,000 shares of common stock, and 2,000,000 shares of preferred stock. As of January 31, 2002, there were outstanding 22,611,204 shares of common stock and no shares of preferred stock.

COMMON STOCK

    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for the payment of dividends as the board may from time to time determine. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    A total of 2,000,000 shares of preferred stock are authorized for issuance, none of which has been designated in any series. Our board of directors is authorized, without further stockholder action, to authorize and issue any of the 2,000,000 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights, and terms, including sinking fund provisions and certain other rights and preferences of such shares of our preferred stock. The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring, or preventing a change in control of our company.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER AND BYLAW PROVISIONS

    Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to exceptions enumerated therein, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder unless:

    - prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

    - on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to the certificate of incorporation or by-laws, effective 12 months after adoption. Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. We expect that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying a change in control, which could depress the market price of the common stock and which could deprive stockholders of opportunities to realize a premium on shares of the common stock held by them.

    Under our certificate of incorporation and by-laws, the board of directors may enlarge the size of the board and fill any vacancies on the board, which may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt and make more difficult attempts by stockholders to change management.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, CIBC World Markets Corp., Needham & Company, Inc. and Adams, Harkness & Hill, Inc. are acting as representatives, have each agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................  1,350,000
CIBC World Markets Corp.....................................    540,000
Needham & Company, Inc......................................    540,000
Adams, Harkness & Hill, Inc.................................    270,000
Bear, Stearns & Co. Inc.....................................     50,000
Hoefer & Arnett, Incorporated...............................     50,000
Investec PMG Capital Corp...................................     50,000
Edward D. Jones & Co., L.P..................................     50,000
SoundView Technology Corporation............................     50,000
SunTrust Capital Markets, Inc...............................     50,000
                                                              ---------

  Total.....................................................  3,000,000
                                                              =========

    The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to some dealers at a price that represents a concession not in excess of $.75 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to various conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the name of that underwriter in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters exercise the option in full, the total price to the public would be $69.9 million and the total proceeds to us, before deducting estimated offering expenses, would be $65.8 million.

    The common stock is listed on the Nasdaq National Market under the symbol "HELX."

    Helix and our directors and executive officers have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it, he or she will not, during the period ending 90 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

    The restrictions described in the preceding paragraph do not apply to:

    - the sale of shares to the underwriters;

    - the issuance by us of shares of common stock upon the exercise of an option outstanding on the date of this prospectus of which the underwriters have been advised in writing;

    - the issuance by us of options to purchase shares of common stock pursuant to our existing stock option and purchase plans;

    - the transfer by any individual of shares of common stock or any securities exercisable for common stock to a trust for the benefit of such individual or members of such individual's immediate family, as a bona fide gift or which occurs by operation of law, if each transferee or donee agrees in writing as a condition precedent to such transfer or gift to be bound by the same restrictions;

    - the exercise, including the cashless exercise, of any options outstanding on the date of this prospectus; and

    - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

Also excluded from these agreements were the sale by our directors in February 2002 of shares acquired upon the exercise of outstanding options that were scheduled to expire in April 2002: Mr. Buckland exercised an option to purchase 10,000 shares of our common stock and sold 5,364 shares; Mr. Gabron exercised an option to purchase 10,000 shares of our common stock and sold all of the shares; and Dr. Wrighton exercised options to purchase 12,000 shares of our common stock and sold 10,000 shares.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

TRANSFER AGENT AND REGISTRAR

    EquiServe Trust Company, N.A., 150 Royall Street, Canton, Massachusetts 02021, is the transfer agent for our common stock.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Palmer & Dodge LLP, Boston, Massachusetts. Stanley Keller, a partner of Palmer & Dodge LLP, is our Assistant Secretary. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission. Reports, proxy statements and other information filed by Helix may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

    Our common stock is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning Helix may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding us and the shares of our common stock offered hereby, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are necessarily summaries of those documents, and in each instance we refer you to the copy of that document filed as an exhibit to the registration statement for a more complete description of the matters involved. The registration statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. In addition, the Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference. Requests should be directed to Investor Relations, Mansfield Corporate Center, Nine Hampshire Street, Mansfield, Massachusetts 02048-9171, telephone
(508) 337-5500.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The Commission requires us to incorporate into this prospectus information that we file with the Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering. Information that we file with the Commission in the future and incorporate by reference in this prospectus automatically updates and supercedes previously filed information, as applicable. The following documents filed with the Commission (File No. 0-6866), pursuant to the Exchange Act, are incorporated herein by reference:

        (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Commission on February 21, 2002.

        (b) Our Definitive Proxy Statement on Schedule 14-A, filed with the Commission on February 21, 2002.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................      F-2

Consolidated Balance Sheets as of December 31, 2001 and
  2000......................................................      F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 2001, 2000 and 1999..........................      F-4

Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 2001, 2000 and 1999..............      F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001, 2000 and 1999..........................      F-6

Notes to Consolidated Financial Statements..................      F-7

Financial Statement Schedule for the Years Ended
  December 31, 2001, 2000 and 1999

  II. Valuation and Qualifying Accounts.....................     F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders

of Helix Technology Corporation:

    In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Helix Technology Corporation and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
January 29, 2002

                          HELIX TECHNOLOGY CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                 (IN THOUSANDS
                                                              EXCEPT SHARE DATA)
ASSETS

Current:
  Cash and cash equivalents.................................  $  7,789   $ 15,435
  Investments...............................................     9,271     16,654
  Receivables--net of allowances of $400 in 2001 and $197 in
    2000....................................................    11,997     40,243
  Inventories...............................................    27,293     30,204
  Income tax receivable.....................................     7,344      --
  Deferred income taxes.....................................     5,707      6,444
  Other current assets......................................     2,577      2,208
                                                              --------   --------
Total Current Assets........................................    71,978    111,188
                                                              --------   --------
Property, plant, and equipment..............................    65,115     49,940
Less: accumulated depreciation..............................   (35,614)   (31,115)
                                                              --------   --------
Net property, plant, and equipment..........................    29,501     18,825
Other assets (Note E).......................................    12,101     11,955
                                                              --------   --------
TOTAL ASSETS................................................  $113,580   $141,968
                                                              ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current:
  Accounts payable..........................................  $  9,105   $ 17,993
  Payroll and compensation..................................       986      3,060
  Retirement costs (Note G).................................     6,758      5,586
  Income taxes..............................................     3,064      6,015
  Other accrued liabilities.................................       700        747
                                                              --------   --------
  Total Current Liabilities.................................    20,613     33,401
                                                              --------   --------
Commitments and contingencies (Note B)

Stockholders' Equity:
Preferred stock, $1 par value; authorized 2,000,000 shares;
  issued and outstanding: none                                   --         --
Common stock, $1 par value; authorized 60,000,000 shares;
  issued and outstanding: 22,611,204 in 2001 and 22,537,204
  in 2000...................................................    22,611     22,537
Capital in excess of par value..............................    13,878     12,263
Treasury stock, $1 par value; 3,840 shares in 2001 and
  2000......................................................      (232)      (232)
Retained earnings...........................................    58,261     74,123
Accumulated other comprehensive loss........................    (1,551)      (124)
                                                              --------   --------
Total Stockholders' Equity..................................    92,967    108,567
                                                              --------   --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $113,580   $141,968
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          HELIX TECHNOLOGY CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 2001         2000         1999
                                                              ----------   ----------   ----------
                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales...................................................   $112,994     $253,085     $139,389

Costs and expenses:
  Cost of sales.............................................     75,275      131,950       77,487
  Research and development..................................     16,069       16,131        9,916
  Selling, general and administrative.......................     35,075       42,421       31,976
  Restructuring charge (Note H).............................      1,047       --           --
                                                               --------     --------     --------
                                                                127,466      190,502      119,379
                                                               --------     --------     --------
Operating (loss) income.....................................    (14,472)      62,583       20,010

Joint venture income (Note E)...............................      2,398        4,132        1,415
Interest and other income...................................        867        1,241          856
Gain on sale of building (Note I)...........................     --           --            1,397
                                                               --------     --------     --------
(Loss) income before taxes..................................    (11,207)      67,956       23,678
Income tax (benefit) provision..............................     (5,267)      22,086        7,814
                                                               --------     --------     --------
Net (loss) income...........................................   $ (5,940)    $ 45,870     $ 15,864
                                                               ========     ========     ========
Net (loss) income per share:
  Basic.....................................................   $  (0.26)    $   2.04     $   0.71
  Diluted...................................................   $  (0.26)    $   2.02     $   0.70
Number of shares used in per share calculations:
  Basic.....................................................     22,565       22,498       22,336
  Diluted...................................................     22,565       22,762       22,623

  The accompanying notes are an integral part of these consolidated financial statements.

                          HELIX TECHNOLOGY CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              COMMON STOCK
                                          --------------------                          ACCUMULATED
                                                      CAPITAL                              OTHER                   STATEMENTS OF
                                            PAR      IN EXCESS   TREASURY   RETAINED   COMPREHENSIVE               COMPREHENSIVE
                               SHARES      VALUE      OF PAR      STOCK     EARNINGS   INCOME (LOSS)     TOTAL         INCOME
                             ----------   --------   ---------   --------   --------   --------------   --------   --------------
                                                               (IN THOUSANDS EXCEPT SHARE DATA)

Balance, December 31,
  1998.....................  22,319,131   $22,319     $ 7,936    $  (438)   $33,910       $  (359)      $ 63,368
                             ----------   -------     -------    -------    --------      -------       --------
Comprehensive income, net
  of tax:
  Net income...............                 --          --         --        15,864        --             15,864      $15,864
  Other comprehensive
    income:
    Foreign currency
      translation
      adjustments..........                 --          --         --         --            1,467          1,467        1,467
    Unrealized loss on
      available-for-sale
      investment...........                 --          --         --         --              (40)           (40)         (40)
                                                                                          -------                     -------
  Other comprehensive
    income.................                 --          --         --         --            1,427                       1,427
                                                                                                                      -------
Comprehensive income.......                                                                                           $17,291
                                                                                                                      =======
Shares issued for stock
  options..................      56,500        57         746      --         --           --                803
Shares issued for employee
  savings plan.............                 --            302        318      --           --                620
Income tax effect from
  exercise of stock
  options..................                 --            330      --         --           --                330
Shares tendered for
  exercise of stock
  options..................                 --          --           (78)     --           --                (78)
Cash dividends.............                 --          --         --       (10,711)       --            (10,711)
                             ----------   -------     -------    -------    --------      -------       --------
Balance, December 31,
  1999.....................  22,375,631    22,376       9,314       (198)    39,063         1,068         71,623
                             ----------   -------     -------    -------    --------      -------       --------
Comprehensive income, net
  of tax:
  Net income...............                 --          --         --        45,870        --             45,870      $45,870
  Other comprehensive loss:
    Foreign currency
      translation
      adjustments..........                 --          --         --         --           (1,233)        (1,233)      (1,233)
    Unrealized gain on
      available-for-sale
      investment...........                 --          --         --         --               41             41           41
                                                                                          -------                     -------
  Other comprehensive
    loss...................                 --          --         --         --           (1,192)                     (1,192)
                                                                                                                      -------
Comprehensive income.......                                                                                           $44,678
                                                                                                                      =======
Shares issued for stock
  options..................     235,024       235       4,083      --         --           --              4,318
Shares issued for employee
  savings plan.............                 --             42        711      --           --                753
Retirement of treasury
  stock....................     (73,451)      (74)     (4,361)     4,435      --           --              --
Income tax effect from
  exercise of stock
  options..................                 --          3,185      --         --           --              3,185
Shares tendered for
  exercise of stock
  options..................                 --          --        (5,180)     --           --             (5,180)
Cash dividends.............                 --          --         --       (10,810)       --            (10,810)
                             ----------   -------     -------    -------    --------      -------       --------
Balance, December 31,
  2000.....................  22,537,204    22,537      12,263       (232)    74,123          (124)       108,567
                             ----------   -------     -------    -------    --------      -------       --------
Comprehensive income, net
  of tax:
  Net loss.................                 --          --         --        (5,940)       --             (5,940)     $(5,940)
  Other comprehensive loss:
    Foreign currency
      translation
      adjustments..........                 --          --         --         --           (1,462)        (1,462)      (1,462)
    Unrealized gain on
      available-for-sale
      investment...........                 --          --         --         --               35             35           35
                                                                                          -------                     -------
  Other comprehensive
    loss...................                 --          --         --         --           (1,427)                     (1,427)
                                                                                                                      -------
Comprehensive loss.........                                                                                           $(7,367)
                                                                                                                      =======
Shares issued for stock
  options..................      74,000        74       1,480      --         --           --              1,554
Income tax effect from
  exercise of stock
  options..................                 --            135      --         --           --                135
Cash dividends.............                 --          --         --        (9,922)       --             (9,922)
                             ----------   -------     -------    -------    --------      -------       --------
Balance, December 31,
  2001.....................  22,611,204   $22,611     $13,878    $  (232)   $58,261       $(1,551)      $ 92,967
                             ==========   =======     =======    =======    ========      =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          HELIX TECHNOLOGY CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net (loss) income.........................................  $ (5,940)   $ 45,870    $ 15,864
  Adjustments to reconcile net (loss) income to net cash
    provided by operating activities:
    Depreciation and amortization...........................     5,268       4,233       4,045
    Deferred income taxes...................................       737         596      (1,883)
    Gain on sale of property................................     --          --         (1,397)
    Undistributed earnings of joint venture, other..........    (1,643)     (4,085)       (533)
    Performance-based stock compensation....................     --          --          1,581
    Shares issued for employee savings plan.................     --            753         620
    Income tax effect from exercise of stock options........       135       3,185         330
    Net change in other operating assets and liabilities
      (1)...................................................    10,656     (18,672)     (6,197)
                                                              --------    --------    --------
  Net cash provided by operating activities.................     9,213      31,880      12,430
                                                              --------    --------    --------
Cash flows from investing activities:
  Proceeds from sale of property............................     --          --          2,500
  Capital expenditures......................................   (15,944)    (12,427)     (4,561)
  Purchase of investments...................................   (36,624)    (42,512)    (23,910)
  Sale of investments.......................................    44,077      41,826      26,092
                                                              --------    --------    --------
  Net cash (used) provided by investing activities..........    (8,491)    (13,113)        121
                                                              --------    --------    --------
Cash flows from financing activities:
  Shares tendered for exercise of stock options.............     --         (5,180)        (78)
  Net cash provided by employee stock plans.................     1,554       1,250         803
  Cash dividends paid.......................................    (9,922)    (10,810)    (10,711)
                                                              --------    --------    --------
  Net cash used by financing activities.....................    (8,368)    (14,740)     (9,986)
                                                              --------    --------    --------
(Decrease) increase in cash and cash equivalents............    (7,646)      4,027       2,565
Cash and cash equivalents, January 1........................    15,435      11,408       8,843
                                                              --------    --------    --------
Cash and cash equivalents, December 31......................  $  7,789    $ 15,435    $ 11,408
                                                              ========    ========    ========
(1) Change in other operating assets and liabilities:
    Decrease (increase) in receivables......................  $ 28,246    $(20,764)   $ (9,696)
    Decrease (increase) in inventories......................     2,911     (11,762)     (3,631)
    (Increase) decrease in income tax receivable............    (7,344)      --          --
    (Increase) decrease in other current assets.............      (369)       (582)       (520)
    (Decrease) increase in accounts payable.................    (8,888)      9,503       4,738
    (Decrease) increase in other accrued expenses...........    (3,900)      4,933       2,912
                                                              --------    --------    --------
  Net change in other operating assets and liabilities......  $ 10,656    $(18,672)   $ (6,197)
                                                              ========    ========    ========
Income taxes paid...........................................  $  3,929    $ 15,294    $  6,619
                                                              ========    ========    ========

Supplemental disclosure of non-cash activity in 2001, 2000, and 1999 of $0, $3,068,000, and $0, respectively, was reclassed from other accrued expenses to equity in connection with issuance of stock options.

  The accompanying notes are an integral part of these consolidated financial statements.

                          HELIX TECHNOLOGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all intercompany transactions. The investment in and operating results of the Company's 50%-owned joint venture are included on the basis of the equity method of accounting.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior years' consolidated financial statements to conform with the current presentation.

FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of subsidiaries outside the United States are translated into U.S. dollars using current exchange rates. Revenue and expense accounts are translated at the average rates in effect during the year. The effects of foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a component of stockholders' equity. Transaction gains/losses were not material. The effect of foreign currency exchange rates on cash and cash equivalents was not material.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include demand deposits, money market accounts, and other highly liquid investments with original maturities of three months or less at the date of purchase.

INVESTMENTS

    The Company's investments are classified as available-for-sale securities, and the difference in the cost and fair value of these investments is included in other comprehensive income until maturity or sale of the investment at which time it is included in interest and other income. The Company's investments consist of the following:

                                                          DECEMBER 31,
                                          ---------------------------------------------
                                                  2001                    2000
                                          ---------------------   ---------------------
                                            COST     FAIR VALUE     COST     FAIR VALUE
                                          --------   ----------   --------   ----------
                                                         (IN THOUSANDS)
Money market funds......................   $  946      $  946     $ 2,397      $ 2,397
Municipal bonds, government agencies,
  and tax-free bonds....................    8,245       8,325      14,201       14,257
                                           ------      ------     -------      -------
                                           $9,191      $9,271     $16,598      $16,654
                                           ======      ======     =======      =======

CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, short-term foreign exchange

                          HELIX TECHNOLOGY CORPORATION

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) contracts, and trade receivables. Cash and cash equivalents are placed with the Company's primary bank, a major financial institution, with a high quality credit rating. The Company's investments consist of money market funds, municipal government agencies and tax-free bonds or investment-grade securities. The short-term foreign currency exchange contracts are entered into with its primary bank. The Company's customers are concentrated primarily in one industry segment, the semiconductor manufacturing industry, and, historically, a significant portion of the Company's sales have been to a limited number of customers within this industry. The Company performs ongoing credit evaluations of its customers' financial condition and may require deposits on large orders but does not require collateral or other security to support customer receivables.

INVENTORIES

                                                               DECEMBER 31,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
                                                              (IN THOUSANDS)
Finished goods............................................  $ 8,570    $ 9,522
Work in process...........................................   13,067     15,336
Materials and parts.......................................    5,656      5,346
                                                            -------    -------
                                                            $27,293    $30,204
                                                            =======    =======

    Inventories are stated at the lower of cost or market on a first-in, first-out basis.

PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment is stated at cost.

                                                               DECEMBER 31,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
                                                              (IN THOUSANDS)
Machinery and equipment...................................  $44,037    $39,462
Leasehold improvements....................................    9,383      7,697
Construction in progress..................................   11,695      2,781
                                                            -------    -------
                                                            $65,115    $49,940
                                                            =======    =======

    Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful life or the remaining life of the lease. Estimated useful lives of machinery and equipment range from 3 to 15 years.

    Maintenance and repairs are charged to expense as incurred and betterments are capitalized. The cost of assets sold or retired and related depreciation are removed from the accounts at the time of sale and any resulting gain or loss is reflected in income.

REVENUE RECOGNITION

    The Company recognizes revenue from product sales upon shipment provided title and risk of loss have been transferred to the customer, there is evidence of an arrangement, the price is fixed or

                          HELIX TECHNOLOGY CORPORATION

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) determinable, and collection is reasonably assured. Revenue from global support services is recognized as performed or ratably over the period of the related agreements.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred.

CAPITALIZED SOFTWARE COSTS

    The Company capitalizes internal-use software development costs in accordance with the provisions of SoP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The capitalized cost is amortized beginning when it is placed into service on a straight-line basis over its estimated life ranging from 3 to 7 years.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

STOCK COMPENSATION

    Employee stock awards under the Company's and its subsidiaries' compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and related interpretations.

INCOME TAXES

    Deferred income taxes result from temporary differences in the recognition of revenues and expenses between financial statements and tax returns. Tax credits are recognized when realized for tax purposes using the "flow-through" method of accounting. The Company has not provided for federal income taxes applicable to undistributed earnings of its foreign subsidiaries and its 50% owned joint venture since these earnings are indefinitely reinvested. The Company assesses the need for a valuation allowance at each balance sheet date based on all available evidence.

NET (LOSS) INCOME PER SHARE

    Basic net (loss) income per common share is based on the weighted average number of common shares outstanding during the year. Diluted net (loss) income per common share reflects the potential dilution that could occur if outstanding stock options were exercised and converted into common stock at the beginning of the period.

                          HELIX TECHNOLOGY CORPORATION

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the computation of basic and diluted net
(loss) income per common share:

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                   ---------------------------------
                                                     2001        2000        1999
                                                   ---------   ---------   ---------
                                                             (IN THOUSANDS
                                                        EXCEPT PER SHARE DATA)
Net (loss) income................................   $(5,940)    $45,870     $15,864
                                                    =======     =======     =======
Basic shares.....................................    22,565      22,498      22,336
Add: Common equivalent shares (1)................        --         264         287
                                                    -------     -------     -------
Diluted shares...................................    22,565      22,762      22,623
Basic net (loss) income per share................   $ (0.26)    $  2.04     $  0.71
                                                    =======     =======     =======
Diluted net (loss) income per share..............   $ (0.26)    $  2.02     $  0.70
                                                    =======     =======     =======

---------

  (1) Common equivalent shares represent shares issuable upon conversion of stock options (using the treasury stock method). Options outstanding not included in the computation of diluted shares were 468,000 in 2001 because the Company was in a net loss position and the inclusion of such shares would be anti-dilutive. As of December 31, 2000, 80,000 options outstanding were not included in the computation, because the option price was greater than the average market price of the common shares. As of December 31, 1999, the Company had no stock options that were anti-dilutive.

B. COMMITMENTS AND CONTINGENCIES

    The Company leases certain facilities and equipment under long-term operating leases.

    Future minimum lease payments under the noncancelable operating leases are:

                                                              OPERATING LEASES
                                                              ----------------
                                                               (IN THOUSANDS)
2002........................................................      $ 5,040
2003........................................................        4,077
2004........................................................        3,372
2005........................................................        2,819
2006........................................................        1,678
Later years.................................................        5,471
                                                                  -------
Total.......................................................      $22,457
                                                                  =======

    Total rental expense under operating leases was $5,777,000 in 2001, $5,334,000 in 2000 and $4,130,000 in 1999.

    The Company enters into short-term foreign currency forward contracts with its primary bank to minimize the effect of foreign currency exchange rate fluctuations on certain intercompany transactions with its wholly owned European, Taiwanese, and Japanese subsidiaries. These derivative instruments are not designated as hedging instruments; therefore, gains and losses on these transactions are recorded in cost of sales. The gains and losses on these instruments partially offset the realized and unrealized foreign exchange gains and losses of the underlying exposures. The net gains and losses were not material for the

                          HELIX TECHNOLOGY CORPORATION

B. COMMITMENTS AND CONTINGENCIES (CONTINUED) years ended December 31, 2001, 2000 and 1999. The notional amounts of the Company's outstanding foreign currency forward contracts at December 31, 2001 and 2000, were $9,210,000 and $12,022,000, respectively.

    The Company has an agreement with a bank to sell specific Japanese Yen-"denominated" receivables, subject to recourse provisions. During 2001, approximately $1,616,000 of receivables were sold under these arrangements. As of December 31, 2001 and 2000, approximately $480,000 and $1,049,000, respectively, of these receivables sold to the bank remained outstanding. The Company does not believe it is materially at risk for any losses as a result of this agreement.

    The Company is a defendant in an action brought in 1998 in the Massachusetts Superior Court by Raytheon Company which alleges that between 1992 and 1994 the Company sold Raytheon defective components used in missile guidance systems manufactured by Raytheon. The Company has not been in the business of selling these components since 1994. The Company has denied all claims that Raytheon has asserted and succeeded in having certain claims dismissed, although these dismissals are potentially appealable at the conclusion of the trial stage of the case. The action is in the discovery and motion phase and no trial date has been set. The Company believes that it has meritorious defenses and that, although the ultimate outcome of the matters cannot be predicted with certainty, the disposition of the matters should not have a material effect on our financial position.

    The Company is also involved in various legal proceedings in the normal course of business. The Company believes these proceedings involve amounts that would not have a material effect on its financial position or results of operations if such proceedings were resolved unfavorably.

    The Company has a three year revolving credit agreement with Fleet National Bank entered into in July 2000 that permits it to borrow up to $25.0 million, subject to compliance with certain covenants. Loans under the credit agreement bear interest for each calendar quarter at an annual rate equal to, at the Company's option, either the applicable LIBOR rate or the lender's base rate, plus a varying margin. The Company has no borrowings outstanding under the credit agreement. As of December 31, 2001, the Company is not in compliance with one of the financial covenants, relating to profitability, and therefore cannot access the line of credit at this time. As a result, the Company is currently in negotiations with the bank to amend the agreement.

                          HELIX TECHNOLOGY CORPORATION

C. INCOME TAXES

    The components of (loss) income before income taxes and the related (benefit from) provision for income taxes are presented below:

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                  ---------------------------------
                                                    2001        2000        1999
                                                  ---------   ---------   ---------
                                                           (IN THOUSANDS)
(Loss) income before income taxes:
    Domestic....................................  $(11,281)    $66,906     $22,500
    Foreign.....................................        74       1,050       1,178
                                                  --------     -------     -------
                                                  $(11,207)    $67,956     $23,678
                                                  ========     =======     =======

Income tax (benefit) provision:
  Current:
    Federal.....................................  $ (6,123)    $18,271     $ 8,114
    Foreign.....................................        22         748         558
    State.......................................        97       2,471       1,025
                                                  --------     -------     -------
                                                    (6,004)     21,490       9,697

  Deferred:
    Federal.....................................       587         400      (1,675)
    State.......................................       150         196        (208)
                                                  --------     -------     -------
                                                       737         596      (1,883)
                                                  --------     -------     -------
Total...........................................  $ (5,267)    $22,086     $ 7,814
                                                  ========     =======     =======

    The Company's deferred tax assets and (liabilities) are comprised of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred tax assets:
Inventory valuation.........................................   $2,198     $2,810
Compensation and benefit plans..............................    2,636      2,802
Leases......................................................      138        163
Depreciation................................................      435        484
Net operating loss and tax credit carryforwards.............       95        104
Other.......................................................      259        144
                                                               ------     ------
  Total deferred tax assets.................................    5,761      6,507
Deferred tax liabilities....................................      (54)       (63)
                                                               ------     ------
  Net deferred tax assets...................................   $5,707     $6,444
                                                               ======     ======

    Deferred income taxes on undistributed earnings of the foreign subsidiaries are not material. The Company believes that its deferred tax assets are more likely than not realizable; therefore, no valuation allowance is required.

                          HELIX TECHNOLOGY CORPORATION

C. INCOME TAXES (CONTINUED)

    The table below reconciles the expected U.S. federal income tax (benefit) provision to the recorded income tax (benefit) provision in the statements of operations:

                                                             DECEMBER 31,
                                                    ------------------------------
                                                      2001       2000       1999
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Federal tax computed at statutory rate of 35%.....  $(3,923)   $23,785     $8,287
State income taxes, net of federal income tax
  benefit.........................................      160      1,733        531
Foreign sales corporation tax benefit.............       --     (1,508)      (548)
Foreign earnings not subject to U.S. income
  taxes...........................................     (575)    (1,127)      (308)
R&D and foreign tax credits.......................     (400)    (1,150)      (508)
Other, net........................................     (529)       353        360
                                                    -------    -------     ------
Income tax (benefit) provision....................  $(5,267)   $22,086     $7,814
                                                    =======    =======     ======

D. CAPITAL STOCK

    Options for the purchase of shares of the Company's common stock have been granted to officers, directors, and key employees under various nonqualified stock option agreements. The terms of these agreements provide that the options are exercisable over a number of years from the date of grant at not less than the fair market value at the date of grant.

    Options expire at various dates through the year 2011. At December 31, 2001 and 2000, respectively, 842,250 and 916,250 shares of common stock were reserved for stock options. At December 31, 2001, 2000 and 1999, respectively, 188,625, 161,000 and 115,274 nonqualified stock options were exercisable. In 1989 the Company entered into an agreement with its president under which options to purchase up to 800,000 shares of the Company's common stock were granted at a price of $1.69 per share, exercisable over a ten-year period subject to the attainment of certain financial performance targets. At December 31, 1999, options for the purchase of 640,000 shares had been exercised. The remaining 160,000 shares became exercisable on March 1, 2000, and were exercised. In connection with this agreement, compensation expense of $0 and $1,581,000 was charged in 2000 and 1999, respectively.

    In the first quarter of 1999, the Company entered into a new employment agreement with its president under which nonqualified options to purchase up to 200,000 shares of the Company's common stock were granted at the fair market value of $20.81 per share, vesting over an eight-year period.

                          HELIX TECHNOLOGY CORPORATION

D. CAPITAL STOCK (CONTINUED)
    The following table summarizes option activity for the years ended 1999, 2000, and 2001:

                                                   NUMBER OF     WEIGHTED AVERAGE
OPTIONS OUTSTANDING                              COMMON SHARES    EXERCISE PRICE
-------------------                              -------------   ----------------
January 1, 1999................................     570,774           $14.41

Options granted................................     331,500           $21.68
Options exercised..............................     (56,500)          $14.21
Options canceled...............................     (73,500)          $20.65
                                                   --------
December 31, 1999..............................     772,274           $16.95

Options granted................................      40,000           $55.95
Options exercised..............................    (235,024)          $ 7.54
Options canceled...............................     (32,375)          $24.60
                                                   --------
December 31, 2000..............................     544,875           $23.42

Options granted................................      98,500           $27.79
Options exercised..............................     (74,000)          $21.01
Options canceled...............................    (101,000)          $33.84
                                                   --------
December 31, 2001..............................     468,375           $22.47
                                                   ========

    The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

                               OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                 -----------------------------------------------   ----------------------------
   RANGE OF                    WEIGHTED AVERAGE      WEIGHTED                       WEIGHTED
   EXERCISE        NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
    PRICES       OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------  -----------   ----------------   --------------   -----------   --------------
$ 2.86 - $18.44     93,250        2.6 years           $16.41          89,250         $16.74
$20.81 - $20.81    237,625        5.8 years           $20.81          53,875         $20.81
$23.11 - $28.83    122,500        7.5 years           $26.01          40,500         $23.94
$40.69 - $65.97     15,000        8.1 years           $57.54           5,000         $53.33
---------------    -------        ---------           ------         -------         ------
$ 2.86 - $65.97    468,375        5.7 years           $22.47         188,625         $20.42

    The Company adopted the disclosure-only option under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." If the accounting provisions of

                          HELIX TECHNOLOGY CORPORATION

D. CAPITAL STOCK (CONTINUED)
SFAS 123 had been adopted, the effect on net (loss) income and basic and diluted net (loss) income per share would have been as follows:

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                   ---------------------------------
                                                     2001        2000        1999
                                                   ---------   ---------   ---------
                                                             (IN THOUSANDS
                                                        EXCEPT PER SHARE DATA)
As Reported

Net (loss) income................................   $(5,940)    $45,870     $15,864
Basic net (loss) income per share................   $ (0.26)    $  2.04     $  0.71
Diluted net (loss) income per share..............   $ (0.26)    $  2.02     $  0.70

Pro Forma

Net (loss) income................................   $(6,447)    $45,023     $15,179
Basic net (loss) income per share................   $ (0.29)    $  2.00     $  0.68
Diluted net (loss) income per share..............   $ (0.29)    $  1.98     $  0.67

    The weighted average fair value of options granted during 2001, 2000, and 1999 was $14.80, $31.96 and $10.63, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                              2001       2000       1999
                                                            --------   --------   --------
Dividend yield............................................     1.8%       1.2%       1.8%
Expected stock price volatility...........................      60%        60%        50%
Risk-free interest rate...................................    5.13%      6.38%      5.18%
Expected holding period (years)...........................     6.4        6.2        7.4

E. OTHER ASSETS

    The Company owns 50% of a joint venture company, Ulvac Cryogenics, Inc., with an unrelated Japanese manufacturer to produce cryogenic vacuum pumps in Japan.

    Condensed results of operations for the joint venture for each of the three fiscal years ended September 30 are as follows:

                                                     2001       2000       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Net sales........................................  $36,233    $46,199    $24,229
                                                   =======    =======    =======
Gross profit.....................................  $11,294    $16,511    $ 7,847
                                                   =======    =======    =======
Net income.......................................  $ 3,284    $ 6,443    $ 1,762
                                                   =======    =======    =======
Joint venture income, including royalty income
  and equity income..............................  $ 2,398    $ 4,132    $ 1,415
                                                   =======    =======    =======

                          HELIX TECHNOLOGY CORPORATION

E. OTHER ASSETS (CONTINUED)
    Condensed balance sheet information as of September 30 is as follows:

                                                              2001       2000
                                                            --------   --------
                                                              (IN THOUSANDS)
Current assets............................................  $29,690    $41,743
Noncurrent assets.........................................    5,994      5,230
                                                            -------    -------
Total assets..............................................  $35,684    $46,973
                                                            =======    =======

Current liabilities.......................................  $12,152    $23,075
Long-term liabilities.....................................    1,248      1,118
Stockholders' equity......................................   22,284     22,780
                                                            -------    -------
Total liabilities and stockholders' equity................  $35,684    $46,973
                                                            =======    =======

    The Company's net investment in the joint venture of approximately $11,142,000 and $10,998,000 at December 31, 2001 and 2000, respectively, is reported in other assets. The Company's net investment at December 31, 2001 and 2000, reflects a cumulative translation loss of $254,000 and a cumulative translation gain of $728,000, respectively. This currency translation gain or loss, which is included in stockholders' equity, resulted from translating the balance sheet of the joint venture into U.S. dollars.

F. SEGMENT INFORMATION

LINE OF BUSINESS AND FOREIGN OPERATIONS

    The Company operates in one reportable segment: the development, manufacture, sale, and support of cryogenic and vacuum equipment. The Company's management currently uses consolidated financial information in determining how to allocate resources and assess performance.

    The consolidated financial statements include the accounts of wholly owned international subsidiaries that operate customer support facilities to sell and service products manufactured in the United States. A summary of United States and international operations follows for the years ended December 31:

                                              UNITED
                                              STATES    INTERNATIONAL   CONSOLIDATED
                                             --------   -------------   ------------
                                                         (IN THOUSANDS)
2001
  Net sales................................  $ 87,418      $25,576        $112,994
  Long-lived assets........................  $ 37,114      $ 4,488        $ 41,602

2000

  Net sales................................  $217,885      $35,200        $253,085
  Long-lived assets........................  $ 27,531      $ 3,249        $ 30,780

1999

  Net sales................................  $119,154      $20,235        $139,389
  Long-lived assets........................  $ 17,328      $ 2,420        $ 19,748

                          HELIX TECHNOLOGY CORPORATION

F. SEGMENT INFORMATION (CONTINUED)
EXPORT SALES AND SIGNIFICANT CUSTOMERS

    The Company's export sales of $7,795,000 in 2001, $16,431,000 in 2000 and $10,663,000 in 1999 are included in U.S. results.

    The Company's largest customer represented 21%, 40%, and 29% of net sales for 2001, 2000, and 1999, respectively.

G. EMPLOYEE BENEFIT PLANS

    A noncontributory defined benefit pension plan and a defined contribution plan function together as the Company's retirement program, covering substantially all of the Company's employees who have one year of service.

    The following tables set forth the funded status of the defined benefit pension plan and the amount reflected in the Company's consolidated balance sheets, projected benefit obligation, and fair value of assets of the plan.

RECONCILIATION OF FUNDED STATUS

                                                               DECEMBER 31,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
                                                              (IN THOUSANDS)
Funded status.............................................  $(2,715)   $   944
Unrecognized prior service cost...........................       17         26
Unrecognized net transition asset.........................      (66)      (106)
Unrecognized net actuarial gain...........................   (2,618)    (5,245)
                                                            -------    -------
Accrued pension cost......................................  $(5,382)   $(4,381)
                                                            =======    =======

RECONCILIATION OF PROJECTED BENEFIT OBLIGATION

                                                               2001       2000
                                                             --------   --------
                                                               (IN THOUSANDS)
Benefit obligation January 1...............................  $ 7,986     $5,879
  Service cost.............................................    1,401      1,146
  Interest cost............................................      693        574
  Actuarial loss...........................................    1,300        787
  Benefits paid............................................     (652)      (400)
  Settlements or curtailments..............................     (238)     --
                                                             -------     ------
Benefit obligation December 31.............................  $10,490     $7,986
                                                             =======     ======

                          HELIX TECHNOLOGY CORPORATION

G. EMPLOYEE BENEFIT PLANS (CONTINUED)
RECONCILIATION OF FAIR VALUE OF ASSETS

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Fair value of assets January 1..............................   $8,930     $8,215
  Actual return on plan assets..............................     (503)       615
  Benefits paid.............................................     (652)      (400)
  Transfer from Personal Account Plan.......................    --           500
                                                               ------     ------
Fair value of assets December 31............................   $7,775     $8,930
                                                               ======     ======

    The Company's net pension cost included the following components:

                                                        2001       2000       1999
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Service cost........................................   $1,401     $1,146     $1,024
Interest cost.......................................      693        574        515
Expected return on assets...........................     (669)      (611)      (546)
Net amortization of:
  Prior service cost................................        7          7          7
  Net actuarial gain................................     (156)      (291)      (125)
  Transition obligation.............................      (39)       (39)       (39)
Curtailment gain....................................     (236)     --         --
                                                       ------     ------     ------
Net periodic pension cost...........................   $1,001     $  786     $  836
                                                       ======     ======     ======

    Key assumptions used in computing year-end obligations for the defined benefit plan were:

                                                              2001       2000       1999
                                                            --------   --------   --------
Discount rate for obligations.............................    7.25%      7.50%      8.00%
Rate of compensation increase.............................    5.00%      5.00%      5.50%
Long-term rate of return on assets........................    9.00%      9.00%      9.00%

    The Company has Employee Savings Plans, qualified under Section 401(k), which are designed to supplement retirement income. The Company contributes a percentage of the participants' contributions up to a defined maximum amount. The contributions expense, net of forfeitures, was $1,799,000 in 2001, $1,817,000 in 2000 and $1,239,000 in 1999.

    The Company has a Supplemental Key Executive Retirement Plan which is designed to supplement benefits paid to participants under Company-funded, tax-qualified retirement plans. The Company recorded additional retirement costs of $167,000 in 2001, $217,000 in 2000 and $186,000 in 1999 in connection with this plan.

H. RESTRUCTURING CHARGES

    During the third quarter of 2001, the Company implemented and completed a restructuring program that resulted in the reduction of approximately 110 employees in response to the continued slowdown in

                          HELIX TECHNOLOGY CORPORATION

H. RESTRUCTURING CHARGES (CONTINUED)
the semiconductor capital equipment industry. As a result, the Company recorded a restructuring charge of approximately $1.0 million primarily related to severance and fringe benefit costs.

I. GAIN ON SALE OF BUILDING

    The Company sold its Colorado facility in December 1999, recognizing a $1.4 million gain, and moved to a new leased facility during 2000.

J. RECENT ACCOUNTING PRONOUNCEMENTS

    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method.

    In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," which became effective for us on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and reclassification of certain intangibles out of previously reported goodwill. The revised standards include transition rules and requirements for identification, valuation and recognition of a much broader list of intangibles as part of business combinations than prior practice, most of which will continue to be amortized.

    In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively.

    The Company believes that the adoption of these standards will not have a material impact on its consolidated financial statements.

                          HELIX TECHNOLOGY CORPORATION

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                 (IN THOUSANDS)

                                                               ADDITIONS
                                                        -----------------------
                                           BALANCE AT   CHARGED TO   CHARGED TO   DEDUCTIONS   BALANCE AT
                                           BEGINNING    COSTS AND      OTHER         FROM         END
DESCRIPTION                                OF PERIOD     EXPENSES     ACCOUNTS     RESERVES    OF PERIOD
-----------                                ----------   ----------   ----------   ----------   ----------
Year ended December 31, 2001
  Allowance for doubtful accounts........     $197         $328         $ --         $125         $400
                                              ====         ====         ====         ====         ====

Year ended December 31, 2000
  Allowance for doubtful accounts........     $185         $100         $ --         $ 88         $197
                                              ====         ====         ====         ====         ====

Year ended December 31, 1999
  Allowance for doubtful accounts........     $228         $ 63         $ --         $106         $185
                                              ====         ====         ====         ====         ====

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